UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PanAmerican Bancorp

(Name of small business issuer in its charter)

Delaware	6022	65-0325364

(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

3475 Sheridan Street, Hollywood, FL 33021 (954) 985-3900

(Address and telephone number of principal executive offices)

3475 Sheridan Street, Hollywood, FL 33021

(Address of principal place of business or intended principal place of business)

Michael Golden, President, 3475 Sheridan Street, Hollywood, FL 33021

(Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement has become effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [     ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [     ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [     ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [     ]

CALCULATION OF REGISTRATION FEE

	ESTIMATED (1)	ESTIMATED	ESTIMATED
TITLE OF EACH CLASS OF	AMOUNT	PROPOSED MAXIMUM	PROPOSED MAXIMUM	AMOUNT OF
SECURITIES TO BE REGISTERED	TO BE REGISTERED	OFFERING PRICE PER UNIT	AGGREGATE OFFERING PRICE	REGISTRATION FEE

Units consisting of one share of common stock at $.01 par value and 2 Warrants (Class D) to purchase common stock	1,320,000 (2)	$4.50	$5,940,000	$480.55

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.

(2)	Includes 120,000 underwriter warrants.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 30, 2003.

PanAmerican Bancorp

(A Delaware Corporation)

Prospectus Dated: September 30, 2003; subject to completion

Securities Offered

1,200,000 Units Consisting Each of
1 Share of Common Stock and
2 Common Stock Purchase Warrants (Class D)

This Prospectus relates to the sale of 1,200,000 units with each unit consisting of one share of the common stock and two (2) common stock purchase warrants of PanAmerican Bancorp , a bank holding company, and each warrant will entitle the holder to purchase one share of common stock at $____.__per share during a five year period commencing on the effective date of this offering. The units will be offered pursuant to a firm underwriting commitment with Forge Financial Group, Inc. (“Forge”) at a price of $____.__per unit, with $____.__ allocated to each share of the common stock and $____.__allocated to each warrant. PanAmerican Bancorp has entered into an over-allotment agreement with Forge whereby it may purchase up to 180,000 additional units at the initial public offering price of $____.__, less an Underwriter’s discount of 10% for a total of $____.__for each share of common stock and $____.__for the two (2) warrants less an Underwriter’s discount of 10% for a total of $____.__for the warrants. Upon the effective date, the units will be immediately separated. The common shares offered will be listed either on the NASDAQ Small Capital Market or the American Stock Exchange. The warrants will be listed for trade either on the NASDAQ Small Capital Market or the American Stock Exchange.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION NOR THE FEDERAL DEPOSIT INSURANCE COMMISSION (“FDIC”) HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

OUR COMMON STOCK IS NOT A DEPOSIT OR A BANK ACCOUNT AND IS NOT INSURED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY. AN INVESTMENT IN OUR COMMON STOCK AND WARRANTS INVOLVES RISKS. YOU SHOULD NOT INVEST IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE ALL OF YOUR INVESTMENT. WE HAVE DESCRIBED WHAT WE BELIEVE ARE THE MATERIAL RISKS OF THIS INVESTMENT UNDER THE HEADING “RISK FACTORS” BEGINNING ON PAGE 1.

The table below summarizes the estimated proceeds of this offering:

			Without		With
	Per Unit		Over-Allotment		Over-Allotment

Price to the public	$	___.__	$	____	$	____

Underwriter discounts	$	___.__	$	____	$	____

Net proceeds to PanAmerican Bancorp before expenses			$	____	$	____

     The information contained in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement is filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Forge Financial Group, Inc.

TABLE OF CONTENTS

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
DETERMINATION OF OFFERING PRICE
CAPITALIZATION
DILUTION
UNDERWRITING
LEGAL PROCEEDINGS
DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
DESCRIPTION OF SECURITIES
COUNSEL
EXPERTS
DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION FOR SECURITIES ACT LIABILITIES.
ORGANIZATION WITHIN LAST FIVE YEARS AND DESCRIPTION OF BUSINESS
SUPERVISION AND REGULATION
PROPERTY
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS
EXECUTIVE COMPENSATION
TRANSFER AGENT AND REGISTRAR
ADDITIONAL INFORMATION
FINANCIAL STATEMENTS
CHANGES IN ACCOUNTANTS
REPORT OF INDEPENDENT AUDITORS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 24. INDEMNIFICATION
ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES
ITEM 27. EXHIBITS
ITEM 28. UNDERTAKINGS
SIGNATURES
EX-1.0 Underwriting Agreement
EX-2.0 Asset Purchase Agreement
EX-2.1 Articles of Merger
EX-2.2 Certificate of Merger
EX-3.0 Amended Certicate of Incorporation
EX-3.1 Amended Certificate of Incorporation
EX-3.2 Certificate of Amendment of Certificate
EX-3.3 Certificate of Amendment of Certificate
EX-3.4 Certificate of Amendment of Certificate
EX-3.5 Certificate of Incorporation
EX-4.0 Form of Warrant Certificate, Class A
EX-4.1 Form of Warrant Certificate, Class B
EX-4.2 Form of Warrant Certificate, Class C
EX-4.3 Form of Common Stock Certificate
EX-4.4 Underwriter's Warrant
EX-5.0 Opinion of Greenberg Traurig, P.A.
EX-10.0 Participation Agreement
EX-10.1 Employment Agreement - Castro
EX-10.2 Employment Agreement - Modder
EX-10.3 Lease for 3475 Sheridan Street
EX-10.4 Lease for 1200 N. Federal Highway
EX-13.0 2002 Annual Report
EX-13.1 March 31, 2003 Form 10-QSB
EX-13.2 June 30, 2003 Form 10-QSB
EX-16.0 March 6, 2003 Form 8-K/A
EX-23.0 Consent of Crowe Chizek & Co. LLP
EX-23.1 Consent of McGladrey & Pullen LLP
EX-23.2 Consent of Greenberg Traurig LLP

Until _____________, 2003, (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligations of dealers to deliver a prospectus when acting as Underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information in this Prospectus concerning our company and the risks associated with purchasing our securities.

Our Company

     PanAmerican Bancorp (“PanAmerican”) or (the “Holding Company”), is a bank holding company organized under the laws of the State of Delaware. PanAmerican owns 99.8% of the issued and outstanding common shares of PanAmerican Bank, which is a bank chartered by the State of Florida whose deposit accounts are insured by the Federal Insurance Corporation (the “FDIC”) and is a member of the Board of Governors of the Federal Reserve System (the “FRB”).

     PanAmerican Bank (the “Bank”) operates three branch offices including the corporate office at the following locations: 3475 Sheridan Street, Hollywood, Florida (954) 985-3902 (this is PanAmerican Bancorp’s corporate office and the Bank’s main office and branch); 1200 N. Federal Highway, Boca Raton, Florida (this is a full-service branch) and 2770 S.W. 27th Avenue, Miami, Florida (this is also a full-service branch).

Employees

     The Bank has 27 full-time employees. It provides full time employees with group life, health, major medical insurance, and long term disability. None of the employees of the Holding Company or the Bank are represented by any collective bargaining units. The Holding Company considers its employee relations to be good.

Lending and Other Services

     Commercial Loans. As previously stated, the primary lending focus of the Bank is to small and medium-sized businesses in a variety of industries. The Bank makes available to businesses a broad range of short and medium-term commercial lending products, including working capital lines (for financing inventory and accounts receivable), purchases of machinery and business expansion (including acquisition of real estate and improvements).

     Commercial Mortgage Loans. The Bank makes commercial mortgage loans to finance the purchase of real property, which generally consists of developed real estate. The Bank’s commercial mortgage loans are secured by first liens on real estate, typically have variable rates and amortize over a 15 to 20 year period, with balloon payments due at the end of three to seven years.

     Consumer Lending. The Bank offers a variety of loan and deposit products and services to retail customers through its branch network. Loans to retail customers include residential mortgage loans, home equity loans and lines of credit, automobile loans, and other personal loans.

     The Bank maintains a strong community orientation by, among other things, supporting active participation of all employees in local charitable, civic, school and church activities.

     On August 15, 2003, the Bank and the Holding Company entered into a Networking Arrangement with Franklin National Financial Group, Inc. and Franklin National Financial Group, LLC, a registered securities broker-dealer for Franklin National Financial Group, LLC to market its services and to lease space from the Bank at its branches in exchange for a fee. The Networking Arrangement has been undertaken in accordance with the rules of the SEC governing arrangements between state-chartered banks and registered securities broker-dealers.

     PanAmerican Bancorp is a reporting company and its financial information and reporting history may be accessed through the EDGAR online service.

Business Plan and Growth Strategy

     The philosophy of PanAmerican Bancorp and the Bank is to increase shareholder value by increasing our origination of commercial real estate, land acquisition, construction, consumer, residential mortgages and other loans, seeking assets through strategic acquisitions, improving our efficiency and operations and providing individual attention to the needs of our customers.

This Offering

     As will be more fully described below, PanAmerican will offer 1,200,000 units with each unit consisting of one share of its common stock and two (2) common stock purchase warrants for a price per unit of $____.__. Each warrant, which will be known as Class D warrants, will entitle its holder to purchase one share of common stock at $____.__per share during the five year period commencing on the effective date of this offering. The offering will be through the Underwriter, Forge Financial Group, Inc. (“Forge”), and is on a firm basis. The common shares offered will be listed either on the NASDAQ Small Capital Market or the American Stock Exchange as will the Class D Warrants, which will be separated from the common shares at the effective date of this offering. Our common stock is currently listed on the Over-The-Counter Bulletin Board (“OTCBB”) under the symbol PBCD.

     The proceeds of this offering will be used to expand the Bank’s lending capacity and will, should an appropriate opportunity arise, enable PanAmerican and the Bank to acquire smaller banks and their loan portfolios and assume their deposits.

RISK FACTORS

     The following paragraphs describe what we believe are the material risks of an investment in our common stock and our common stock purchase warrants. We may face other risks as well, which we have not anticipated. An investment in common stock and warrants involves a significant degree of risk, and you should not invest in the common stock and warrants unless you can afford to lose your entire investment. Before deciding to invest, please carefully read the entire Prospectus, including the cautionary statement following the Risk Factors regarding the use of forward-looking statements.

     IF BORROWERS DO NOT REPAY LOANS IT WILL ADVERSELY AFFECT PANAMERICAN BANCORP.

     Some borrowers may not repay loans that the Bank makes to them. This risk is inherent in the commercial banking business. If a significant amount of loans were not repaid, it would have an adverse effect on PanAmerican’s earnings and overall financial condition, and could cause the insolvency of PanAmerican.

     Like all financial institutions, the Bank maintains an allowance for loan losses to provide for loan defaults and nonperformance. The allowance for loan losses is maintained at a level management feels is adequate to absorb losses inherent in the loan portfolio, an evaluation that is primarily based upon a review of the Bank’s and the banking industry’s historical loan loss experience, known and inherent risks contained in the loan portfolio, composition, growth of the loan portfolio, and current and projected economic factors. However, the Bank’s allowance for loan losses may not be adequate to cover actual losses, and future provisions for loan losses may adversely affect PanAmerican’s earnings.

     MANAGEMENT WILL HAVE BROAD DISCRETION IN PANAMERICAN’S USE OF PROCEEDS IT RECEIVES.

     PanAmerican will receive approximately $     . million in net proceeds from the sale, after deducting underwriting commissions and before estimated expenses payable by PanAmerican. The Bank’s management will have broad discretion to allocate these net proceeds to uses it believes are appropriate. See “Use of Proceeds” for the application of the proceeds. The amount and timing of the allocations will depend on a number of factors and may affect PanAmerican’s earnings.

PANAMERICAN WILL NEED TO APPLY NEW TECHNOLOGY TO SERVICE ITS CUSTOMERS.

     The Banking industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. PanAmerican’s future success will depend in part on its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in the Bank’s operations. Many of the Bank’s competitors have substantially greater resources to invest in technological improvements. Such technology may permit competitors to perform certain functions at a lower cost than the Bank. There can be no assurance that the Bank will be able to effectively implement new technology-driven products and services to be successful in marketing such products and services to its customers.

     WE HAVE A LARGE NUMBER OF SECURITIES THAT ARE AVAILABLE FOR RESALE. SALES OF THESE SECURITIES COULD CAUSE THE PRICE OF OUR SECURITIES TO DECLINE.

     Sales of a large number of shares of our securities in the public markets, or the potential for such sales, could decrease the trading price of our securities and could impair our ability to raise capital through future sales of our securities. As of August 30, 2003, we had 5,891,608 shares of common stock issued and outstanding. This represents the results of a recent 1:5 stock split. If all our options and warrants were exercised, we would have 8,464,674 shares outstanding. In addition, 44,656 Class A and Class B Warrants will be issued to Franklin National Financial Group, L.L.C., a registered broker-dealer, for services it rendered to PanAmerican in connection with our August 30, 2002 private offering, and 14,400 Class C Warrants will be issued to Franklin National Financial Group, LLC in connection with our January, 2003 private offering.

     WE HAVE A SUBSTANTIAL NUMBER OF WARRANTS. OUR WARRANTS MAY CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE, AND MAY LIMIT OUR ABILITY TO RAISE CAPITAL FROM OTHER SOURCES.

     As of August 30, 2003, there were 2,299,250 shares of common stock issuable upon the exercise of warrants as follows: Class A warrants — 942,625 shares with 1 warrant exercisable for 1 share of common stock, Class B warrants - 942,625 shares with 1 warrant exercisable for 1 share of common stock and Class C warrants — 414,000 shares with 1 warrant exercisable for 2.3 shares of common stock.

     The Class A warrants provide for the purchase of one share of common stock at $4.00 per share, post split. The Class B warrants provide for the purchase of one share of common stock at $3.50 per share, post split. Class A warrants may be exercised at any time, though they terminate within five (5) calendar years of the Warrant Issue Date. Class B warrants may also be exercised at any time, though they terminate within three (3) years of the Warrant Issue Date. The Class A warrants may be called by PanAmerican on the following terms: a) the common stock underlying the warrants has been registered with the SEC, b) a public market for PanAmerican common stock has been established and a price per share of $8.50, post split, as set by the public market has been achieved for not less than 20 continuous trading days and c) PanAmerican has paid each warrant holder $4.00 per warrant.

     For Class C warrants, holders may purchase 2.3 shares of common stock at $3.75 per share, post split. Class C warrants may be exercised at any time, though they terminate within four (4) calendar years of the Warrant Issue Date. Class C warrants may be called by PanAmerican on the following terms: a) the common stock underlying the warrants has been registered with the SEC, b) a public market for PanAmerican common stock has been established and a price per share of $8.50 as set by the public market has been achieved for no less than 20 continuous trading days and c) PanAmerican has paid each warrant holder $8.65 per warrant.

     While these warrants are outstanding, the holders will have the opportunity to profit from a rise in the price of our common stock with a resulting dilution (upon exercise) in the value of the interests of our other security holders. Our ability to obtain additional financing during the period the warrants are outstanding may be adversely affected and their existence may have a negative effect on the price of our common stock.

     In May, 2003, the Holding Company sold 1,000,000 (pre-reverse split) common shares for $650,000 to a privately held corporation and 1,000,000 (pre-reverse split) Class A Warrants and 1,000,000 Class B Warrants for $350,000 to a privately held corporation. Both of the above corporations are under common control. On a post-split basis, the transactions represent 200,000 common shares and 200,000 Class A Warrants and 200,000 Class B Warrants. The above securities were placed into escrow along with the purchase price pending a condition subsequent that PanAmerican common shares are listed on NASDAQ Small Cap or the American Stock Exchange or the American Stock Exchange. PanAmerican intends to apply for listing on NASDAQ Small Cap as part of this offering. The Holding Corporation has one year to fulfill the condition subsequent. The purchaser also has the right to purchase common stock or warrants offered by the Holding Company, in either a public or private offering, in percentage amounts which are no greater than the percentage common stock or ownership of the purchaser. Upon the filing of this prospectus with the United States Securities and Exchange Commission, the purchaser may thereafter elect to purchase units being offered by this prospectus. Should the purchaser exercise his right, he will be able to purchase 39,600 units, which is .33 percent (.33%) of this offering. The May, 2003 offering was exempt from registration under Regulation D, Section 506, of the Securities Act of 1933.

     The Holding Company has also issued options to certain of its Directors and Bank employees. As of August 30, 2003, 273,816 options are now exercisable (post-reverse split). After the closing of this Offering, there will be 6,891,806 common shares outstanding (post-reverse split figures), if no warrants and options are exercised, the underwriter does not exercise its overallotment rights and any preemption rights are not exercised. The options will represent 3.86% of the shares issued.

     PANAMERICAN HAS EXPERIENCED OPERATING LOSSES.

     PanAmerican has experienced past operating losses and has incurred losses of $376,441, $507,949, and $1,114,524 for the periods ending June 30, 2003, and December 31, 2002 and 2001.

     Net income was $151,474 and $80,505 for the six-month period ending December 31, 2002 and the three-month period ending March 31, 2003. The Bank incurred a net loss of $456,946 during the three-month period ending June 30, 2003, primarily due to the increase in the provision for loan losses. During the second quarter of 2003, management charged-off loans relating to certain business manager accounts that were determined to be uncollectible. The remaining exposure to business manager loans, totaling $2,639,265 is outstanding to customers who have maintained a relationship with the bank for over five years. An additional commercial loan was charged-off after the borrower suffered economic hardship.

     YOUR INVESTMENT WILL BE GREATER THAN THE BOOK VALUE OF YOUR INTEREST IN PANAMERICAN.

     If you invest in this offering, you will incur immediate dilution.

     THERE ARE RESTRICTIONS THAT INHIBIT THE ABILITY OF PANAMERICAN TO PAY DIVIDENDS.

     The Bank is subject to legal limitations under federal and state law affecting the frequency and amount of dividends that may be paid to its shareholders and until the accumulated deficit is satisfied, no cash dividends may be paid. Banking regulators may restrict the ability of any bank subject to their jurisdiction to pay dividends if the payments would constitute an unsafe or unsound banking practice.

     THE BANK OUT-SOURCES MANY ESSENTIAL SERVICES TO THIRD-PARTY PROVIDERS WHO MAY TERMINATE THEIR AGREEMENTS WITH US, RESULTING IN INTERRUPTIONS TO OUR OPERATIONS.

     The Bank receives, and will continue to receive, essential technical and customer service support from third-party providers. These third-party providers provide check processing, data processing, internet processing, home page hosting and statement-rendering services. We expect to use third-party providers for additional services in the future. Our current agreements with each of these service providers may be canceled without cause by either party upon specified notice periods, and future agreements may contain similar clauses. If one of our third-party service providers terminates its agreement with us, we may not be able to enter into a new agreement on similar terms, and our operations may be interrupted. If an interruption were to continue for a significant period of time, we could lose customers to other providers.

     IF KEY MANAGEMENT PERSONNEL LEAVE OUR BANK, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

     Our future success depends to a significant extent on the continued services of our key senior management including PanAmerican Bank President & CEO, Hugo Castro and PanAmerican Bancorp President and CEO, Michael Golden. The loss of the services of either of these individuals or other key employees would likely have material adverse effects on our business. Their backgrounds are described under the Directors, Executive Officers and Control Persons section on Page 9.

     COMPETITION.

     The Bank operates in a highly competitive environment. In one or more aspects of its business, the Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries operating in the Bank’s market area. Most of these competitors, some of which are affiliated with bank holding companies, have substantially greater resources and lending limits, and may offer certain services that the Bank does not currently provide. In addition, many of the Bank’s non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

     The primary factors in the competition for deposits are interest rates, personalized services, the quality and range of financial services, convenience of office locations and office hours. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market mutual funds and other investment alternatives. Competition for loans emanates from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. Many of the financial institutions operating in PanAmerican’s market area offer certain services, such as trust, investment and full service international banking, which the Bank does not offer. To compete, the Bank relies upon competitive products and services, responsive handling of customer needs, and personal contacts by its Officers, Directors and staff. In those instances where the Bank is unable to provide services a customer needs, it seeks to arrange for those services to be provided by other banks with which it has correspondent relationships.

     Subject to certain federal and state law restrictions, since September 1995, certain bank holding companies are authorized to acquire banks throughout the United States. Since June 1, 1997, certain banks are permitted to merge with banks organized under the laws of other states. In addition, as of March 12, 2000, the federal law that restricted banks, securities firms and insurance firms from affiliating was repealed. These changes, together with economic developments in the United States, have led to a period of consolidation in the banking industry, and may be expected to led to even greater competition for the Bank and for the Bank to be placed in competition in the future with financial institutions with which it does not currently compete. As a result, the Bank may be expected to encounter intense competition within its market area for the foreseeable future.

     OUR EXISTING STOCKHOLDERS HAVE SIGNIFICANT CONTROL OF OUR MANAGEMENT AND AFFAIRS, WHICH THEY COULD EXERCISE AGAINST YOUR BEST INTERESTS.

     As of August 30, 2003, our Directors and Executive Officers beneficially owned approximately 29.7% of our Common Stock. Accordingly, they are in a position to exercise substantial influence over the affairs of PanAmerican and will have the ability to impede the acquisition of control of PanAmerican by a third party. The interests of the Directors and Executive Officers may not align precisely with your interests as a holder of PanAmerican’s Common Stock.

     FAILURE TO IMPLEMENT OUR BUSINESS STRATEGIES MAY ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

     We have developed a business model based on growth that sets forth the strategies we intend to implement. If we cannot implement our business plan, we may be hampered in our ability to achieve sustained profitability.

     GOVERNMENT REGULATION MAY HAVE AN ADVERSE EFFECT ON OUR PROFITABILITY AND GROWTH.

     We are subject to extensive federal and state government supervision and regulation. Our ability to achieve profitability and to grow could be adversely affected by state and federal banking laws and regulations that limit the manner in which we accept deposits, make loans, purchase securities and pay dividends. These laws and regulations are subject to change and such change may not be predicted and may impact our business and profitability. These regulations are intended primarily to protect depositors. In addition, the burden imposed by federal and state regulations may place us at a competitive disadvantage compared to competitors who are less regulated. Future legislation or government policy may also adversely affect the banking industry or our operations. In particular, various provisions of the Gramm-Leach-Bliley Act eliminate many of the federal and state law barriers to affiliations among banks and securities firms, insurance companies and other financial services providers. We believe the elimination of these barriers may significantly increase competition in our industry. See “Supervision and Regulation of the Holding Company and Bank” on page 18.

     CHANGES IN INTEREST RATES MAY DECREASE OUR NET INTEREST INCOME.

     Our profitability depends substantially on the Bank’s net interest income, which is the difference between the interest income earned on its loans and other assets and interest expense paid on its deposits and other liabilities. A large change in interest rates may significantly decrease our net interest income and eliminate our profitability. Most of the factors that cause changes in market interest rates, including economic conditions, are beyond our control. While we intend to take measures to minimize the effect that changes in interest rates will have on our net interest income and profitability, these measures may not be effective.

     THERE IS A LIMITED TRADING MARKET FOR OUR COMMON STOCK

     The offering price may be greater than the market price for the Common Stock following this offering. The development and maintenance of a public trading market depends, however, upon the existence of willing buyers and sellers, the presence of which is beyond our control or the control of any market maker. Even with a market maker, factors such as the limited number of shares outstanding, the lack of earnings history and the absence of a reasonable expectation of dividends within the near future mean that there might not be an active and liquid market for the Common Stock. Even if an active market develops, there can be no assurance that a market will continue, or that shareholders will be able to sell their shares at or above the offering price. Purchasers of Common Stock should carefully consider the potentially illiquid and long-term nature of their investment in the shares being offered.

FORWARD LOOKING STATEMENTS

     Some of the statements under “Prospectus Summary,” “Risk Factors,” “Description of Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

     In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. Although we believe that the assumptions underlying our forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

USE OF PROCEEDS

     The estimated net proceeds from the sale of the units being offered, after deducting the underwriting discount and the expenses of the offering are estimated at $     , is $     . million if the underwriter’s over-allotment option is exercised in full, based upon the public offering price of $____.__ per unit.

     We expect to contribute substantially all of the net proceeds to the Bank. It is also anticipated that the Bank will use the net proceeds to support increased loans, core deposits and expand its capital.

DETERMINATION OF OFFERING PRICE

     At present, our common stock is trading on the Over-The-Counter Bulletin Board (“OTCBB”). The last sale of our common stock occurred on August 19, 2003 and the purchase price was $3.30 per share. In this offering, we have agreed with the Underwriter, Forge, at a sales unit price of $____.__including one (1) share of common stock and two (2) redeemable warrants. Our common stock is not actively traded on the OTCBB and there is a large spread between the bid and asked price.

CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2003. Our capitalization is presented:

•	On an actual basis; and

•	On an as-adjusted basis to give effect to the sale of 1,200,000 shares of common stock in the offering.

     This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Plan of Operation” and the Financial Statements included elsewhere in this Prospectus.

	June 30, 2003	As Adjusted for 2003 Common Stock Held	As Adjusted for Common
	Actual	in Escrow	Stock Offering

Stockholders’ Book Value Calculation
Preferred Stock (authorized:
5,000,000; outstanding: 0)
Common Stock (authorized:
20,000,000; outstanding:
June 30, 2003 – 5,691,866; as adjusted for 2003 common stock held in escrow – 5,891,866; as adjusted common stock offering – 6,891,866)	$284,593	$294,593	_____
Capital surplus	18,172,914	19,162,914	_____
Accumulated deficit	(8,382,216)	(8,382,216)	_____
Accumulated other comprehensive income (loss)	(20,932)	(20,932)

	10,054,359	11,054,359	_____
Less Subscriptions Receivable	650,000	650,000

Total Equity	$9,404,359	$10,404,359	_____

Book Value per share	$1.65	$1.77	$ ___.__

DILUTION

     The difference between the $____.__ offering prices of the common stock and the net tangible book value of a share of common stock after the offering is the dilution in the value of the common stock offered to investors. PanAmerican’s net tangible book value for each share of common stock is determined by dividing the net tangible book value of PanAmerican by the number of shares of common stock outstanding. PanAmerican’s net tangible book value is determined by subtracting PanAmerican’s total liabilities from its total tangible assets.

     At June 2003, the net tangible book value (unaudited) of PanAmerican was $7,273,039 or $1.28 per share of common stock. The Class A Warrants to purchase 942,625 shares of common stock at $4.00 per share, Class B Warrants to purchase 942,625 shares of common stock at $3.50 per share, and Class C Warrants to purchase 414,000 shares at $3.75 per share and outstanding options of 273,816 are antidilutive as the book share is less than the strike price and exercise price.

     Assuming the sale of 1,200,000 shares of common stock in the offering at the offering price of $____.__ per unit, and after giving effect to the estimated offering costs, at June 30, 2003, the adjusted net tangible book value of PanAmerican would be $     or $____.__ per share, and the adjusted fully diluted net tangible book value of Pan American would be $     or $____.__ per share.

     The following table illustrate this dilution.

Fully
	Dilution		Diluted

Offering price per unit	$	___.__	$ ___.__
Net tangible book value per share before offering		___.__	___.__
Increase attributable to investors in the offering		.__	.__
Net tangible book value per share after offering		___.__	___.__
Dilution per share to new investors		___.__	___.__

     The public offering price is substantially higher than the pro forma net tangible book value per share. Investors will incur immediate and substantial dilution.

UNDERWRITING

     The securities being offered will be through a firm commitment with an Underwriter, Forge, which is a registered securities broker-dealer. The offering shall be underwritten by Forge and Forge may form a syndicate composed of other Underwriters and selling groups. There is no material relationship between Forge and our company other than this offering. Pursuant to an agreement between us and Forge, Forge shall receive an underwriting discount equal to $     or 10% of the $     underwriting. Forge has agreed to pay Franklin National Financial Group, LLC (“Franklin”), a registered securities broker-dealer, a consulting fee of approximately 30% of the non-accountable expenses to be paid by us to Forge as described below, in connection with the offering and for on-going consulting services to us, though Franklin will not act as an Underwriter. Forge has been granted an over-allotment option where Forge may, up to 45 days from the effective date of this offering, purchase an additional 180,000 units at a combined price of $____.__per share common stock and $____.__per warrant, which includes an Underwriter’s discount of 10% from the initial public offering prices of $____.__per common stock and $____.__per warrant. Thus, assuming Forge exercises its option and purchases an additional 180,000 shares at $____.__per share and 180,000 warrants at $____.__per warrant, which includes a 10% Underwriter’s discount, the additional proceeds to us will be $____.__.

     Pursuant to an agreement with us, we will reimburse Forge, on a non-accountable basis for its expenses in the amount of 3% of the gross proceeds of this offering which will be $     inclusive of the Underwriter’s over-allotment option. The fees of our counsel, listing fees, filing fees, printing and mailing and other costs shall be borne by PanAmerican. We have also entered into a three year consulting agreement with Forge which provides for compensation of $35,000 per year, and we will pay the entire consulting fee of $105,000 upon the closing of this offering.

     At the closing of the sale of the shares being offered, PanAmerican will sell to the Underwriter a warrant (“Underwriter’s Warrants”), for nominal consideration, entitling the Underwriter to purchase an aggregate of 138,000 shares and 138,000 warrants at a price equal to 120% of the public offering price. The Underwriter’s Warrants shall be non-exercisable and non-transferable (other than a transfer to affiliates of the Underwriter or members of the selling group) for a period of 12 months following the date of the definitive Prospectus.

     The Underwriter’s Warrants and the underlying securities will contain anti-dilution provisions and shall not be redeemable. Such anti-dilution provisions will include, without limitation, protection against dilution in both price and percentage ownership of the Company if there is an issuance of common stock or other securities convertible into common stock at a price below the strike price of the Underwriter’s Warrants or the applicable market price of the common stock, whichever is higher, for a period of five (5) years from the effective date of the Registration Statement.

     The Underwriter may designate that the Underwriter’s Warrants be issued in varying amounts directly to the Underwriter’s Officers, Directors, shareholders, employees, and other proper persons and not to the Underwriter;

however, such designation will only be made if such issuance would not violate the interpretation of the Board of Governors of the NASD relating to the review of corporate financing arrangements.

     In addition, we have granted to the Underwriter a single demand registration right and unlimited piggyback registration rights with respect to our common stock and the Class D Warrants underlying the Underwriter’s Warrants for a period commencing at the beginning of the second year and concluding at the end of the fifth year following the effective date.

     The issuance of such shares to the Underwriter must be registered, qualified or exempt under the laws of the state in which the Underwriter resides. If required, we will file a new registration statement with the Securities and Exchange Commission with respect to such securities to the Underwriter as required under Section 10(a)(3) of the Securities Act.

     Under Rule 2710(a)(7)(A) of the NASD Conduct Rules, the Warrants acquired by the Underwriter will be restricted from sale, transfer, assignment or hypothecation for a period of one year from the effective date of this Offering, except to Officers, or partners of the Underwriter and members of the selling group and their Officers or partners.

     The Company has also agreed that for the period starting at the beginning of the second year and concluding at the end of the fifth year after the effective date of the Registration Statement, the Company will notify all holders of the Underwriter’s Warrants and underlying securities of the Company’s intention to engage in any public offering of the Company’s securities (whether by the Company or by any security holder of the Company) and, if requested by the Underwriter, include any underlying securities in such offering at the Company’s sole cost and expense and maintain the effectiveness thereof for at least twelve (12) months (“Piggyback Registration Rights”).

     We have also granted Forge the right to designate one individual, who is acceptable to our company, to attend meetings of our Board of Directors for a period of up to five (5) years.

     We have further agreed for an indemnification of Forge and it has agreed to a reciprocal indemnification of us, including but not limited to, violations of the Securities Act of 1933, and the Rules of the SEC and applicable states.

LEGAL PROCEEDINGS

     Other than routine litigation which is incidental to our business, e.g., foreclosure proceedings, we are not a party to any litigation.

DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS

     The management of PanAmerican and PanAmerican Bank is under the day-to-day supervision of its Officers and the overall supervision of the Holding Company and the Bank is under the control of their respective Boards of Directors. The Officers and Directors of the Holding Company and the Bank are as follows:

     James F. Partridge: Mr. Partridge is 72 years old and has been the Chairman of the Board of the Holding Company since April 2000 and is a Director of the Bank. He retired as President of Visa International, Latin America and Caribbean Region, on June 30, 1999 after serving since 1978. At present he serves as a Strategic Director on the Regional Board of Directors of Visa International and is Chairman of its Executive & Planning Committee. He joined the Management of Visa International, as Vice President in charge of the Development Division for the Western United States, Latin America and Asia-Pacific in 1978. His term expires on June 17, 2005.

     Michael E. Golden: Michael E. Golden is 59 years old and is the President, Chief Executive Officer of the Holding Corporation and has been a Director of the Holding Company and Bank since May 2002. He is also the Vice Chairman of the Bank. Mr. Golden has been in the investment banking /securities business for over 25 years. He was a Senior Vice President in sales and management at Smith Barney from 1979 to 1989. In 1989, he started a securities firm which grew nationwide to 25 offices and 200 retail brokers specializing in asset management and investment banking. The firm was responsible for numerous initial public offerings (“IPO”) in the commercial banking and industrial business. Golden was the Vice Chairman and Founder of Carnegie Bank of Princeton NJ in 1987 where his firm, First Colonial Securities Group, a member of the NASD, was the main underwriter of the IPO. First Colonial Securities Group served as an investment banker in the sale of Carnegie Bank. He was also on the board of the Boca Raton National Bank of Florida. In 1998, Mr. Golden bought Admiralty Bank of Palm Beach Garden and along with Bruce Mahon, they were the Chair and Vice Chair respectively. Mr. Golden’s firm, First Colonial Securities Group raised the initial capital of $8 million through a private placement offering and then did an initial public offering raising $13,300,000 in September, 1998. Admiralty Bank grew from $45 million in assets in 1998, to over $500 million in less than four (4) years and was subsequently sold in 2002 to Royal Bank of Canada. Mr. Golden has also been on the board of other banks and industrial companies. Mr. Golden is currently Chairman of the Kid Academy, a child-learning center that he founded in 1997.

     Mr. Golden has also been very active in the community in both South Jersey and South Florida where he served on the boards of many philanthropic organizations including the Jewish Federation of South Palm Beach County, Florida, Donna Klein Jewish Academy, President of the South Jersey Heart Association, Trustee of the Cooper Hospital of South Jersey, President of the Ben Gurion University of South Jersey chapter and other organizations. His term expires on June 17, 2005.

     Hugo A. Castro: Mr. Castro is 60 years old and is the President, Chief Executive Officer and Director of the Bank, and is Chairman of the Bank’s Loan and Discount Committee. He also serves on the Board of Directors of PanAmerican where he is a shareholder, and Corporate Secretary. Mr. Castro is a graduate of the School of Banking of the South at Louisiana State University, he holds a degree from Miami-Dade College, and attended La Salle University in Havana, Cuba in 1960 and 1961.

     Mr. Castro is a career banker of 39 years. Until 1999, Mr. Castro served as President and Chief Executive Officer of Eastern National Bank in Miami, Florida. He was an Executive Vice President with Totalbank in Miami, Florida from 1996 through 1998. From 1994 to 1996, he was Executive Vice President with Intercontinental Bank, Miami, Florida, having joined Intercontinental upon the acquisition of Commercial Trust Bank, Miami, Florida in 1993. Mr. Castro was the President, Chief Executive Officer, Director, and a founding shareholder of Commercial Trust Bank, Miami, Florida from 1988 to 1993, following 20 years of service at Commercial Bank & Trust Company, where he served as Executive Vice President.

     In 1988 Commercial Bank & Trust Company was an affiliate of Florida Commercial Banks Holding Company with $1 Billion in Assets. The company was acquired by First Union [today Wachovia] in its first transaction in South Florida, providing the market share to establish its base over the three counties. Taking advantage of this transaction, and the past twenty years of service to the bank; Mr. Castro organized a group of investors to purchase the Village Bank of Hialeah, a small community bank, under a “cease and desist order” from the Federal Deposit Insurance Corporation (FDIC). The Village Bank was renamed Commercial Trust Bank, and with new Capital and Management under the direction of Mr. Castro as President & Chief Executive Officer, restore the bank to regulatory standards and turned a profit after the first 12 months of operation of the bank. His term expires on June 17, 2006.

     Philip C. Modder: Mr. Modder is 61 years old and a Director of PanAmerican Bank and has been a Director of the Holding Company since June 1992. He is the Regional President of Palm Beach County for the Bank. Mr. Modder has been involved in the banking industry in Palm Beach County for over 25 years. Mr. Modder was educated at the University of Wisconsin, Racine, Wisconsin, Evangel College, Springfield, Mo., and Florida Atlantic University, which granted him a B.S. degree in 1969, in Finance and Accounting. Prior to organizing PanAmerican Bancorp, Mr. Modder was President and CEO and an organizing Director of Mizner Bank, located in Boca Raton, Florida, from March 1987 to May 1992. Prior thereto, Mr. Modder served as Senior Vice President of Caribank of Palm Beach County, as Senior Vice President and Area Manager of Atlantic National Bank for five years and Vice President and Branch Manager for eight years at Sun Bank. Mr. Modder serves as a Director and a past Chairman of the Boca Raton Chamber of Commerce, and also serves as Chairman of the Boca Raton Airport Authority. His term expires on June 17, 2004.

     Leonard F. Marinello: Mr. Marinello is 62 years old and has served as the Chairman of the Board of the Bank and a Director of the Holding Company since June 2000. Mr. Marinello has been President and Chief Executive Officer of Allied Plating Supplies, Inc., a company engaged in the metal finishing business, from 1957 to the present, where he has been active in all phases of the business including domestic sales, international sales, manufacturing and finance. Mr. Marinello was a Director of Commercial Trust Bank from 1988 to 1993, when it was sold. During this time, he was an active member of that bank’s Loan and Audit Committees. Mr. Marinello has also served as a Director of several privately held companies, including Allied Plating Supplies, Inc. (Chairman), Arch Drain Block Co. (Chairman), Brick Oven Pizzaria and Royal Sport, Inc. Mr. Marinello is a graduate of the University of Miami, where he received a Bachelor’s degree in Finance. His term expires on June 17, 2006.

     Nelson Famadas, Ph.D.: Dr. Famadas is 54 years old and been a Director and Vice Chairman of the Holding Company since May 2002 and is also a Director of the Bank. Dr. Famadas is also the Chairman of the Audit Committee of the Board of the Holding Corporation. Dr. Famadas serves on the boards of various civic and charitable organizations both in Puerto Rico and Florida. He is also a member of the board of a community-based home healthcare agency, as well as of two non-profit hospitals. He is presently an Adjunct Professor at Florida International University’s School of Business Administration, lecturing in Operations Management. Dr. Famadas is Chairman and CEO of Gables Holding Corporation, a real estate development company, with over $116 millions of projects under development. His term expires on June 17, 2004.

     Samuel S. Caliendo: Mr. Caliendo is 52 years old and been a Director of the Holding Company since September 2001. Mr. Caliendo has lived in South Florida for more than 30 years. He has served as Vice President of Consolidated Construction, Inc., a commercial builder, since 1992; as President of Park Avenue Creative Decorating, and Shoreline Realty, Inc., a residential MLS realtor, since 1985. Mr. Caliendo is a graduate of Florida State University, with a degree in Business and Government. His term expires on June 17, 2004.

     Susan Jaramillo: Ms. Jaramillo is 57 years old and has been a Director of the Holding Company since December 2002. She earned an MBA degree from the University of Chicago Graduate School of Business in 1977. After business school, Ms. Jaramillo worked for CBS at its Chicago Station, WBBM-TV, as the Director of Financial Planning. During 1981 she was Vice President and Assistant to the Chairman of American Cinema and its parent company, American Communications Industries, a large U.S. production and distribution company. In 1981, Ms. Jaramillo was granted a construction permit by the FCC to build and operate WDZL (Channel 39) in Miami, Florida, which she operated from 1982 to 1984 when it was sold. In 1993 she became a general partner of Rainbow Broadcasting, which built and operated WRBW (Channel 65) in Orlando, Florida. The station was sold in 1998. Since that time, Ms. Jaramillo has been an individual investor in Miami, Florida and is presently the CEO of Locus Location Systems, LLC and a partner in several investment partnerships with Joseph Rey and Stephen Perrone. Her term expires on June 17, 2006.

     Stephen L. Perrone: Mr. Perrone is 59 years old and is a Director of the Bank and has been a Director of the Holding Company since September 2001. Mr. Perrone is also a member of the Audit Committee of the Board of Holding Company. Mr. Perrone is Founder and President of Brickell Bay Capital Group, a private investment firm, which was formed in 1996. Prior to this, Mr. Perrone was a Partner with the Law Offices of Shutts & Bowen in Miami, Florida where be began his law career in 1968. During his time as a Partner at Shutts & Bowen, Mr. Perrone was involved in corporate mergers and acquisitions, formation and structuring of investment vehicles for U.S. and non-U.S. investors and businesses and U.S. income and estate planning matters. Mr. Perrone is also a Certified Public Accountant, licensed in Florida. Mr. Perrone has been active in community affairs, having been past president of the Miami Downtown Lions Club, and the Coral Gables South Miami Khoury Baseball League, where he was active for twelve years. He was a founding member and still is on the Board of the Archdiocese of Miami Education Foundation. He has also served on the Boards of Gulliver Schools and the Miami City Ballet. His term expires on June 17, 2004.

     Joseph Rey: Mr. Rey is 54 years old and has been a Director of the Holding Company since December 2002. Mr. Rey received his B.A. from City University of New York in 1972. He began his career in New York City where he worked with Westinghouse Broadcasting Co., Buckley Broadcasting Co., and Golden West Broadcasting before moving to Miami, Florida in 1978 as the National Sales Manager for Storer Broadcasting. From 1980 to 1982 he was the General Manager of two Miami based radio stations, WCMQ AM and FM. In 1982 he became the Vice President of Sales for Miami based TV station, WDZL-TV. In 1982 he was a General Partner in an application for a new television station in Orlando, Florida, WRBW-TV. The FCC granted a construction permit in 1985, which was finalized in 1991. From 1985 to 1991 he was a Consultant to the broadcast industry and President of a data processing and telemarketing firm. From 1991 until the station was sold he was the General Manager of WRBW-TV. He is presently a partner in several investment partnerships with Susan Jaramillo and Stephen Perrone. His term expires on June 17, 2006.

     Eugene J. Strasser, M.D.: Dr. Strasser is 55 years old and has been a Director of the Holding Company since December 1992. He did his undergraduate and Pre-Med work at Loyola College and the University of Maryland where he graduated in 1968. He attended the University of Maryland Medical School in Baltimore, Maryland where he graduated in 1972. He is licensed by the American Medical Board as a Board Certified General Surgeon and a Board Certified Plastic and Reconstructive Surgeon. He has established his own private hospital, Cosmeplast Center, in Coral Springs, Florida where he has practiced medicine since 1981. His term expires on June 17, 2004.

     Alberto Valle: Mr. Valle is 65 years old and is a Director of the Bank and has been a Director of the Holding Company since September 2001. Mr. Valle is also a member of the Audit Committee of the Board of the Holding Company, and is a Member of the Bank’s Loan & Discount Committee, Asset/Liability & Investment Committee, and the Audit & Examining Committee. Mr. Valle attended the Havana Institute in Havana, Cuba, where he received his Bachelor in Science. He has been employed with BMC Investments, and Athlone of Florida, Inc., since 1987, where he is responsible for the direct supervision of the construction and administration of new developments in Stuart, Florida, real estate holdings in Palm Beach County, and related corporations. Mr. Valle was a Director of Commercial Trust Bank from 1988 to 1993, when it was sold. He also served as Vice President and Lending Officer for Commercial Bank and Trust from 1985 to 1988. His term expires on June 17, 2005.

     Other Matters

     Mr. Golden has been involved in certain legal proceedings prior to and unconnected with his employment by PanAmerican. In 2001, the National Association of Securities Dealers, Inc. (“NASD”), brought an administrative proceeding against him, Case No. C9A020027, along with Steven Schwartz. The NASD alleged that Mr. Golden of First Colonial Securities Group, Inc. (“First Colonial”), a registered securities broker-dealer, failed to have First Colonial obtain proper registration for an employee, that First Colonial failed to properly supervise the employee, that the employee participated in securities purchases at public offering prices in his personal securities account, and First Colonial failed to establish and maintain an appropriate supervisory system with an appropriately designated registered principal for underwriting and investment banking. During most of the period in question, Mr. Golden served as Chairman and CEO of First Colonial and Steven Schwartz was its President and COO, and Mr. Schwartz was responsible for First Colonial’s day to day management. Without admitting or denying the allegations, Mr. Golden consented to a $20,000 fine and a two month suspension of his NASD principal’s registration. Mr. Golden paid the fine and the suspension has been completed.

     Also in a matter not related to PanAmerican, on September 23, 1999, the SEC instituted proceedings against Steven Schwartz, First Colonial and Mr. Golden, and alleged that all three “failed reasonably to supervise [a First Colonial stock broker]” and “failed to establish and/or follow policies and procedures designed to prevent and detect [the stock broker’s] fraudulent conduct.” File No. 3-10026. Mr. Golden served as Chairman and CEO of First Colonial during most of these events and Mr. Schwartz was the President and COO responsible for day to day management. The SEC accepted Mr. Golden’s offer of settlement, and censured him and fined him $15,000, which was paid. Mr. Schwartz and First Colonial also received fines, with Mr. Schwartz ordered to pay $10,000 and he received a nine month suspension from any supervisory position. The Commonwealth of Pennsylvania also commenced a proceeding in 2000 based upon the same factual allegations that were the subject of the SEC’s proceeding. Without admitting or denying the allegations, Mr. Golden was censured and paid a $12,500 fine.

     Audit Committee

     The Holding Company has Audit Committee financial experts serving on its Audit Committee and those persons are Nelson Famadas, Stephen Perrone and Alberto Valle.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table shows those persons who are the beneficial owners of more than five percent (5%) of PanAmerican common stock as of August 30, 2003, which is the only class of our voting securities.

I.	II.
Name and Address of Beneficial	Amount and Nature of	III.
Owner	Beneficial Owner	Percent of Class

	(Post-Reverse Split)

First Bancorp 1519 Ponce de Leon Ave Stop 23 San Juan, PR 00908-0146	504,491	8.5%

Martin & Edith Stein 1,2 21331 Greenwood Ct. Boca Raton, FL 33433	515,115	8.7%

Alberto Valle 1,3 3475 Sheridan Street Hollywood, FL 33021	325,412	5.5%

1	The business address of each of the persons identified is at PanAmerican Bancorp, 3475 Sheridan Street, Hollywood, FL 33021.

2	The number of shares includes 135,831 shares owned by Mr. Stein#s wife. The shares do reflect the 1:5 reverse split.

3	The number of shares includes 325,412 post-reverse split shares held by corporations with which Mr. Valle has sole voting and shared investment.

     The table below shows the common stock of PanAmerican Bancorp which are beneficially owned as of August 30, 2003 by all Directors and nominees, and executive Officers, both individually and as a group.

I.	II.
Name and Address of	Amount and Nature of	III.
Beneficial Owner	Beneficial Owner	Percent of Class

	(Post-Reverse Split)	(Post-Reverse Split)

Hugo Castro 1, 4	122,381	2.0%
Susan Jaramillo 1	63,238	1.0%
Leonard F. Marinello 1	134,286	2.2%
Joseph Rey 1	63,238	1.0%
Samuel S. Caliendo 1	58,676	.9%
Nelson Famadas 1, 5	174,417	2.9%
Michael E. Golden 1, 6	191,600	3.2%
Philip C. Modder 1, 7	185,997	3.1%
James F. Partridge 1	131,308	2.2%
Stephen L. Perrone 1, 8	247,029	4.1%
Eugene J. Strasser 1, 9	99,302	1.6%
Alberto Valle 1, 10	325,412	5.5%

DESCRIPTION OF SECURITIES

     The securities being offered consist of units of the common stock of PanAmerican and redeemable warrants to purchase common stock. Each share is entitled to one vote. Dividends, if declared, shall be paid pro rata based upon the percentage of common stock ownership. The warrants being offered do not possess any voting and dividend rights. The warrants being offered are Class D warrants, and there are outstanding Class A, Class B and Class C warrants.

COUNSEL

     Greenberg Traurig, P.A., Boca Raton, Florida will pass upon the validity of the shares of common stock and the warrants offered by this Prospectus for PanAmerican Bancorp. Baritz & Colman LLP will serve as counsel to the Underwriter.

EXPERTS

     The consolidated financial statements of PanAmerican Bancorp of as and for the year ended December 31, 2002, included in this Prospectus have been audited by Crowe Chizek and Company LLC, independent certified public accountants, and have been so included in reliance upon the report of Crowe Chizek and Company LLC given upon their authority as experts in accounting and auditing. The consolidated financial statements of PanAmerican Bancorp as of and for the year ended December 31, 2001 included in this Prospectus

4	The number of shares includes 60,000 options that are exercisable within 60 days.

5	The number of shares includes 37,942 shares owned by Mr. Famada#s wife.

6	The number of shares includes 53,200 shares held by a corporation which Mr. Golden has sole voting and shared investment power.

7	The number of shares includes options to purchase 9,546 shares that are exercisable within 60 days, and 18,368 shares owned by Mr. Modder#s wife.

8	The number of shares includes 123,428 shares held by a limited partnership and 76,315 post-reverse split shares held by a corporation with respect to which Mr. Perrone has sole voting power and shared investment power.

9	The number of shares includes 75,801 shares owned by Mr. Strasser#s wife and options to purchase 20,168 shares that are exercisable within 60 days.

10	The number of shares includes 325,412 shares held by corporations with which Mr. Valle has sole voting and shared investment power.

have been audited by McGladrey & Pullen, LLP, auditors, as stated in their report appearing elsewhere in this prospectus and are included in reliance upon the report of McGladrey & Pullen given upon their authority as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION OF
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES.

     Our Charter provides that members of our Board of Directors shall not be personally liable to us or our stockholders for monetary damages for a breach of fiduciary duty as a Director except for liability:

•	for any breach of the Director’s duty of loyalty to the corporation or its stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the General Corporation Law of the State of Delaware (relating to distributions by insolvent corporations); or

•	for any transaction from which the Director derived an improper personal benefit.

     Our Charter also provides that if the General Corporation Law of the State of Delaware is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then the liability of members of our Board of Directors will be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware, as so amended.

     Our Charter and By-laws also provide that we may indemnify our Directors and Officers to the fullest extent permitted by Delaware law. A right of indemnification shall continue as to a person who has ceased to be a Director or Officer and will inure to the benefit of the heirs and personal representatives of such a person. The indemnification provided by our Charter and By-laws will not be deemed exclusive of any other rights that may be provided now or in the future under any provision currently in effect or hereafter adopted by our Charter, By-laws, by any agreement, by vote of our stockholders, by resolution of our Directors, by provision of law or otherwise.

     We have also secured Directors’ and Officers’ liability insurance on behalf of our Directors and Officers.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to our Directors, Officers and controlling persons in accordance with the provisions contained in our Charter and By-laws, Delaware law or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a Director, officer or controlling person in the successful defense of any action, suit, or proceeding) is asserted by such Director, officer or controlling person, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and we will follow the court’ s determination.

ORGANIZATION WITHIN LAST FIVE YEARS AND DESCRIPTION OF BUSINESS

     The Holding Company, now known as PanAmerican Bancorp, was first incorporated under the laws of Florida on April 8, 1992 under the name PCM Acquisition Group, Inc. (“PCM”). PCM was later reorganized as Southern Security Bank Corporation, (“Southern Security”) under Florida law.

     On June 28, 1993, Southern Security entered into an agreement to acquire a bank, then known as Florida First International Bank. Southern Security completed the acquisition of Florida First International Bank on December 16, 1993 through the purchase of 96.6% of the Bank’s shares. Later, Florida First International Bank changed its name to Southern Security Bank.

     On November 10, 1997, the Holding Company merged with Southern Security Financial Corporation, a Delaware corporation (“SSFC”), with the Holding Company being the surviving corporation under the name Southern Security Bank Corporation.

     On December 31, 2001, the Holding Company and the Bank, which was then known as Southern Security Bank, completed the acquisition of the assets and liabilities, which consisted of mainly cash, loans, deposits, the bank name and securities, of PanAmerican Bank (“PAB”). At the time of the acquisition, PAB operated one full service banking office in Miami-Dade County, Florida, which was reopened after the acquisition as a branch of Southern Security Bank. The terms of the acquisition were such that Southern Security Bank paid $4.5 million in cash and the Holding Company issued the shareholders of PAB 1,025,000 shares of the common stock of the Holding Company.

     On January 18, 2002, following the acquisition, Southern Security adopted the name — PANAMERICAN BANK, and the Holding Company became known as PanAmerican Bancorp.

     The Bank, which is the sole subsidiary of the PanAmerican Bancorp, is a state chartered banking corporation engaging in a general commercial and consumer banking business. The Bank’s services are provided through its three full-service community banking offices. The Bank engages in general commercial banking providing a wide range of loan and deposit services. Retail services offered by the Bank include installment loans, credit cards, checking accounts, savings accounts, NOW accounts, and various types of time-deposit instruments. Mortgage lending activities include commercial, industrial, and residential loans secured by real estate. Commercial lending activities include originating secured and unsecured loans and lines of credit, and providing cash management and accounts receivable financing services to a variety of businesses. The Bank also provides a merchant credit card program. The Bank’s installment loan department makes direct auto, home equity, home improvement, and personal loans to individuals. The Bank also offers safe deposit box services.

     The Bank currently operates three branches including the corporate offices as follows:

3475 Sheridan Street, Hollywood, Florida. This is the Holding Company’s corporate office and the Bank’s main office. The Bank leases 5,212 square feet of space under a long term lease.

1200 N. Federal Highway, Boca Raton, Florida. This is a full-service branch.

2770 S.W. 27th Avenue, Miami, Florida. This is a full service branch.

     The metropolitan area covering the Bank’s three branches totals approximately 2.3 million persons, and includes a diverse population.

SUPERVISION AND REGULATION

     The Holding Company and the Bank are highly regulated entities, which are governed by various federal state governmental authorities. As explained more fully below, federal and Florida banking laws and regulations govern all areas of the operations of the Holding Company and the Bank, including reserves, loans, capital, payment of dividends, establishment and closing of branches, the granting of credit under equal and fair conditions, and the disclosure of the cost and terms of such credit. As its primary federal regulator, the FRB has authority to initiate civil and administrative actions and take other measures against the Bank and its institution-affiliated parties, which include the Bank’s officers, directors, employees, 10%-or-greater shareholders and (under certain circumstances) the Bank’s professionals, for any violation of law or any action that constitutes an unsafe or unsound banking practice. Such enforcement actions include the issuance of cease and desist orders, civil money penalties, and the removal of and prohibition against the Bank’s institution-affiliated parties from actively participating in the conduct of the Bank’s affairs.

Bank Holding Company Regulation and Supervision

     PanAmerican Bancorp is a one-bank holding company, registered with the Board of Governors of the Federal Reserve System (the “FRB”) under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). As such, the Holding Company and the Bank are subject to the supervision, examination, and reporting requirements of the BHC Act and the regulations of the FRB. The Holding Company is required to file periodic reports with the FRB and such additional information as the FRB may require pursuant to the BHC Act. The FRB may conduct examinations of the Holding Company and the Bank. Under FRB regulations and other FRB authority, the Holding Company is required to serve as a source of financial and managerial strength to the Bank and may not conduct its operations in an unsafe or unsound manner. In addition, it is the FRB’s policy that in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company’s failure to meet its obligations to serve as a source of strength to its subsidiary banks may be considered by the FRB to be an unsafe and unsound banking practice or a violation of the FRB’s regulations or both.

     The BHC Act generally prohibits the Holding Company from engaging in activities other than banking or managing or controlling banks or other permissible subsidiaries and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those activities determined by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In determining whether a particular activity is permissible, the FRB must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh possible adverse effects, such as undue concentration of resources, decreased or unfair competition, conflicts of interests, or unsound banking practices. For example, factoring accounts receivable, acquiring or servicing loans, leasing personal property, conducting discount securities brokerage activities, performing certain data processing services, acting as agent or broker in selling credit life insurance and certain other types of insurance in connection with credit transactions, all have been determined by the FRB to be permissible activities of bank holding companies. Despite prior approval, the FRB has the power to order a bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

     Change of Holding Company Control. With regard to bank holding companies, the BHC Act requires that every bank holding company obtain the prior approval of the Federal Reserve before it may acquire all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the FRB is required to consider the financial and managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served and various competitive factors.

     The BHC Act further prohibits a person or group of persons from acquiring “control” of a bank holding company unless the FRB has been notified and has not objected to the transaction. Under a rebuttable presumption established by the FRB, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute acquisition of control of the bank holding company. In addition, any person or group of persons must obtain the approval of the Federal Reserve under the BHC Act before acquiring 25% (5% in the case of an acquirer that is already a bank holding company) or more of the outstanding common stock of a bank holding company, or otherwise obtaining control or a “controlling influence” over the bank holding company.

     Gramm-Leach-Bliley Act. The Gramm-Leach-Bliley Act of 1999 (“GLB Act”), significantly changed the regulatory structure and oversight of the financial services industry. Effective March 12, 2000, the GLB Act repealed the provisions of the Depression-era Glass-Steagall Act that restricted banks and securities firms from affiliating with one another. It also revised the Bank Holding Company Act to permit a qualifying bank holding company, called a financial holding company, to engage in a full range of financial activities, including banking, insurance, securities, and merchant banking activities. It also permits qualifying bank holding companies to acquire many types of financial firms without the prior approval of the FRB.

     Management does not believe that the GLB Act has or will have an immediate positive or negative material effect on operations. In addition, the Holding Company has not elected to become a financial holding company for purposes of the GLB Act and, therefore, cannot engage in the expanded range of activities afforded to financial holding companies. However, the GLB Act may have the result of increasing the amount of competition that our

Bank faces from larger financial service companies, many of whom have substantially more financial resources than our Bank, which may now offer banking services in addition to insurance and brokerage services.

Bank Regulation and Supervision.

     As an FRB-member state Bank, the principal federal regulator of the Bank is the FRB and, therefore, the Bank is subject to the regulations and administrative practices of the FRB. In addition, as a state bank chartered by the State of Florida, the Bank is subject to the Florida Banking Code which is administered by the Florida Department of Financial Services (the “FDFS”) as well as the rules and regulations of the FDFS. The deposit obligations of the Bank are insured by the FDIC in the maximum individual amounts of $100,000 each. The FDFS supervises and regulates all areas of the Bank’s operations, including, without limitation, its loans, mortgages, issuance of securities, annual shareholders meetings, capital adequacy requirements, payment of dividends and the establishment or termination of branches. As a state-chartered banking institution in the State of Florida, the Bank is empowered by statute, subject to limitations expressed therein, to take savings and time deposits, to accept checking accounts, to pay interest on such deposits, to make loans on residential and other real estate, to make consumer and commercial loans, to invest, with certain limitations, in equity securities and in debt obligations of companies and to undertake other various banking services on behalf of its customers.

     As a state-chartered member of the Federal Reserve System, the Bank is subject to capital requirements imposed by the FRB. The FRB requires state-chartered member banks to comply with risk-based capital standards and to maintain a minimum leverage ratio. As of December 31, 2002, the last date that audited financial records are available, the Bank was in compliance with both the risk-based capital guidelines and the minimum leverage capital ratio.

     Change of Bank Control. Florida and federal law restrict the amount of voting stock of a bank that a person may acquire without the prior approval of banking regulators. The overall effect of such laws is to make it more difficult to acquire a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, shareholders of financial institutions are less likely to benefit from the rapid increases in stock prices that often result from tender offers or similar efforts to acquire control of other companies.

     Under Florida law, no person or group of persons may, directly or indirectly or acting by or through one or more persons, purchase or acquire a controlling interest in any bank which would result in the change in control of that bank unless the Department first shall have approved such proposed acquisition. A person or group will be deemed to have acquired “control” of a bank (i) if the person or group, directly or indirectly or acting by or through one, or more other persons, owns, controls, or has power to vote 25% or more of any class of voting securities of the bank, or controls in any manner the election of a majority of the directors of the bank, or (ii) if the Department determines that such person exercises a controlling influence over the management or policies of the bank. In any case where a proposed purchase of voting securities would give rise to a presumption of control, the person or group who proposes to purchase the securities must first file written notice of the proposal to the Department for its review and approval. Subsections 658.27(2)(c) and 658.28(3), Florida Statutes, refer to a potential change of control of a financial institution at a 10% or more threshold and rebuttable presumption of control. Accordingly, the name of any subscriber acquiring more than 10% of the voting securities of the Bank must be submitted to the FDFS for prior approval.

     Federal law imposes additional restrictions on acquisitions of stock in banks which are members of the Federal Reserve System. Under the federal Change in Bank Control Act of 1978, as amended, and the regulations thereunder, a person or group must give advance notice to the FRB before acquiring control of any state member bank. Upon receipt of such notice, the FRB either may approve or disapprove the acquisition. That statute creates a rebuttable presumption of control if a member or group acquires 10% or more of a bank’s voting stock and if one or more other “control factors” as set forth in that statute are present.

Allowance for Loan Losses

     The Bank believes it has established its existing allowance for loan losses in accordance with accounting principles generally accepted in the United States of America. However, there can be no assurance that regulators, in reviewing the Bank’s loan portfolio, will not request the Bank to increase significantly its allowance for loan losses. Additionally, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that a substantial increase will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect the Bank’s financial condition and results of operations.

Investment Activities

     The Bank is permitted under federal and state law to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, deposits at the Federal Home Loan Bank (“FHLB”), certificates of deposit of other federally insured institutions, certain bankers’ acceptances and federal funds. Subject to various restrictions, the Bank may also invest a portion of its assets in commercial paper and corporate debt securities. As a FRB member bank, the Bank is required to maintain an investment in FRB stock. The Bank is required under state and federal regulations to maintain a minimum amount of liquid assets.

     A committee consisting of Bank Officers and Directors determines appropriate investments in accordance with the Board of Directors’ approved investment policies and procedures. The Bank’s investment policies generally limit investments to U.S. Government and U.S. Government agency securities, municipal bonds, certificates of deposits, marketable corporate debt obligations, mortgage-backed securities and certain types of mutual funds. The Bank’s investment policy does not permit engaging directly in hedging activities or purchasing high risk mortgage derivative products. Investments are made based on certain considerations, which include the interest rate, yield, settlement date and maturity of the investment, the Bank’s liquidity position, and anticipated cash needs and sources (which in turn include outstanding commitments, upcoming maturities, estimated deposits and anticipated loan amortization and repayments). The effect that the proposed investment would have on the Bank credit and interest rate risk, and risk-based capital is also given consideration during the evaluation.

Deposit Activities and Other Sources of Funds

     General. Deposits and loan repayments are the major sources of the Bank’s funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and money market conditions. The Bank’s may use borrowings through correspondent banks on a short-term basis to compensate for reductions in the availability of funds from other sources.

     Deposit Accounts. Substantially all of the Bank’s depositors are residents of the State of Florida. Deposits are attracted from within the Bank’s market area through the offering of a broad selection of deposit instruments, including negotiable order of withdrawal (“NOW”) accounts, money market deposit accounts, regular checking accounts, regular savings accounts, certificates of deposit and retirement savings plans. Deposit account terms vary, according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of its deposit accounts, the Bank considers current market interest rates, profitability to the Bank, matching deposit and loan products and its customer preferences and concerns. The Bank reviews its deposit mix and pricing weekly.

     International Banking Facility. The Bank has also received regulatory approval to operate an International Banking Facility (“IBF”). An IBF is not a physical banking presence. Rather, an IBF is a separate set of books and records of the Bank used to record certain assets and liabilities made outside the United States. IBFs are entitled to obtain demand and time deposits which are not insured by the FDIC. An IBF is also authorized to extend credit. Customers of an IBF are limited to foreign-domiciled customers or customers domiciled in Puerto Rico and U.S. Territories. The Bank has chosen not to engage in international banking at this time.

     Borrowings. The Bank has the ability to borrow from correspondent banks to supplement its supply of lendable funds and to meet deposit withdrawal requirements. Advances are made pursuant to limitations on the amount of advances and are based on the financial condition of the member institution as well as the value and acceptability of collateral pledged. The Bank has established correspondent relationships with Independent Bankers Bank of Lake Mary, Florida and SunTrust Bank of Atlanta, Georgia with respect to the foregoing services. As compensation for services provided by a correspondent, the Bank maintains certain balances with the correspondent in non-interest bearing accounts. Such compensating balances are not considered significant to the Bank’s operations.

     Liquidity. The Bank is required by Florida law to maintain an average daily balance of specified liquid assets equal to a daily amount of not less than a specified percentage of its net withdrawable deposit accounts. The Bank’s liquidity ratio at December 31, 2002, exceeded the regulatory requirements. The Bank has never been subject to monetary penalties for failure to meet its liquidity requirements.

Dividends

     There are various limitations under law on the ability of the Bank to pay dividends. The FRB and the FDFS also have the general authority to limit the dividends paid by insured banks if such payment may be deemed to constitute an unsafe and unsound practice. Under Florida law applicable to banks and subject to certain limitations, after charging off bad debts, depreciation and other worthless assets, if any, and making provisions for reasonably anticipated future losses on loans and other assets, the board of directors of a bank may declare a dividend of so much of the bank’s aggregate net profits for the current year combined with its retained earnings (if any) for the preceding two years as the board shall deem to be appropriate and, with the approval of the FDFS, may declare a dividend from retained earnings for prior years. Before declaring a dividend, a bank must carry 20% of its net profits for any preceding period as is covered by the dividend to its surplus fund, until the surplus fund is at least equal to the amount of its common stock then issued and outstanding. No dividends may be paid at any time when a bank’s net income from the preceding two years is a loss or which would cause the capital accounts of the bank to fall below the minimum amount required by law or any written statement with the Department or a federal regulatory agency.

     Interstate Banking and Branching. Florida banks are permitted by Florida statute to branch statewide. Such branch banking, however, is subject to prior approval by the FDFS, FRB and the FDIC. Any approval by the FDBF, FRB and the FDIC of branching by the Bank would take into consideration several factors, including the Bank’s level of capital, the prospects and economics of the proposed branch office, and other considerations deemed relevant by the FDBF, FRB and the FDIC for purposes of determining whether approval should be granted to open a branch office.

     Affiliate/Insider Restrictions. Transactions between a bank and its affiliates are subject to various restrictions imposed by state and federal regulatory agencies. Such transactions include loans and other extensions of credit, purchases of securities and other assets and payments of fees or other distributions. In general, these restrictions limit the amount of transactions between an institution and an affiliate of such an institution, as well as the aggregate amount of transactions between an institution and all of its affiliates, and they require transactions with affiliates to be on terms comparable to those for transactions with unaffiliated entities. Federal law and regulations also restrict the extent to which a bank may lend to its directors, officers, shareholders and to entities controlled by such persons.

     Lending Activities; Community Reinvestment Act; Fair Lending. The Bank is subject to a variety of fair lending laws and reporting obligations involving home mortgage lending operations and Community Reinvestment Act (CRA) activities. The CRA generally requires the federal banking agencies to evaluate the record of a bank in meeting the credit needs of its local communities, including low-and moderate-income neighborhoods. Each financial institution’s efforts in meeting community credit needs are evaluated as part of the examination process pursuant to twelve assessment factors. A bank can also become subject to substantial penalties and corrective measures for a violation of certain fair lending laws. The federal banking agencies may take compliance with such laws and CRA obligations into account when regulating and supervising other activities or assessing whether to approve certain applications such as mergers, acquisitions and applications to open a branch or facility. At the Bank’s most recent evaluation during 1999, the FRB rated the Bank “Satisfactory” in complying with its CRA obligations.

     Under federal law, federally insured banks are subject, with certain exceptions, to certain restrictions on any extension of credit to affiliates, on investment in the stock or other securities of affiliates, and on the taking of such stock or securities as collateral from any borrower. In addition, such banks are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit or the providing of any property or service.

     Federal and Florida law further provide loans-to-one borrower limits. A bank may extend credit to any person, including any related interest of that person, up to an amount of 15% of its capital for loans and lines of credit which are unsecured. A bank may extend credit to any person, including any related interest of that person, up to an amount of 25% of its capital for loans and lines of credit, which are amply and entirely secured. When outstanding loans consist of both secured and unsecured portions, the secured and unsecured portions may not exceed 25% of the capital of the lending bank, and the unsecured portion may not exceed 15% of the capital of the lending bank.

     Deposit Insurance. The Bank’s deposit accounts are insured by the FDIC up to a maximum of $100,000 per insured depositor. The FDIC has the authority to terminate insurance of accounts pursuant to procedures established for that purpose.

     As a FDIC-insured institution, the Bank is subject to insurance assessments imposed by the FDIC. Under current law the insurance assessment to be paid by insured institutions shall be as specified in a schedule required to be issued by the FDIC that specifies, at semiannual intervals, target reserve ratios designed to increase the FDIC insurance fund reserve ratio as it relates to estimated insured deposits (a ratio as the FDIC may determine in accordance with its statute). Further, the FDIC is authorized to impose one or more special assessments in any amount deemed necessary to enable repayment of amounts borrowed by the FDIC from the United States Department of the Treasury (the “Treasury Department”).

     The FDIC Insurance is based on a risk-based assessment schedule based on an institution’s average assessment base. The actual assessment to be paid by each FDIC-insured institution is based on the institution’s assessment risk classification, which is determined based on whether the institution is considered “Well-Capitalized,” “Adequately Capitalized” or “Undercapitalized,” as such terms have been defined in applicable federal regulations adopted implement the prompt corrective action provisions of the Federal Deposit Insurance Corporation Improvement Act (“FDICIA”), and whether such institution is considered by its supervisory agency to be financially sound or to have supervisory concerns.

     Equity and Capital Resources. The Bank is subject to various regulatory capital requirements administered by Federal and State banking authorities. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements and operation. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting policies.

     The Bank’s capital accounts and classifications are also subject to qualitative judgment by the regulators about components, risk weighting, and other factors. Quantitative and qualitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, set forth in the table below as of December 31, 2002, the last day audited financial records are available, of total and Tier-1 capital, as defined by regulation, to risk weighted assets, and of Tier-1 capital to average assets. Management believes that as of December 31, 2002 it has met the capital adequacy requirements as defined by these definitions.

     Below under the heading “PAB” are the capital ratios of the Bank at December 31, 2002. The column below with the indication “Adequately” is that regulatory definition for an Adequately Capitalized banking institution. The right column below with the indication “Well” is that regulatory definition for a Well Capitalized banking institution.

Regulatory Definition for each Capital Tier Category			PAB	Adequately	Well

Tier-2 Capital	=	Total Cap/Risk Weighted Assets	10.9%	8.00%	10.00%
Tier 1 Risk	=	Tier-1 Cap/Risk Weighted Assets	9.7%	4.00%	6.00%
Tier 2 Leverage	=	Tier-1 Cap/Average Quarterly Assets	7.1%	4.00%	5.00%

     Anti-Money Laundering and Anti-Terrorism Legislation. On October 26, 2001, the President of the United States signed the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT) Act of 2001. Under the USA PATRIOT Act, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and “know your customer” standards in their dealings with foreign financial institutions and domestic and foreign customers. For example, the enhanced due diligence policies, procedures and controls generally require financial institutions to take reasonable steps:

•	to conduct enhanced scrutiny of certain account relationships to guard against money laundering and report any suspicious transaction;

•	to ascertain the identity of the nominal and beneficial owners of, and the source of funds deposited into, certain accounts as needed to guard against money laundering and report any suspicious transactions;

•	to ascertain with respect to any foreign correspondent bank customer, the shares of which are not publicly traded, the identity of the owners of the foreign bank and the nature and extent of the ownership interest of each such owner; and

•	to ascertain whether any foreign bank provides correspondent accounts to other foreign banks and, if so, the identity of those foreign banks and related due diligence information.

     On September 26, 2002, the United States Department of the Treasury adopted final rules pursuant to Section 314(a) and 314(b) of the USA PATRIOT Act designed to increase the cooperation and information sharing between financial institutions, regulators and law enforcement authorities regarding individuals, entities and organizations engaged in, or reasonably suspected based on credible evidence of engaging in, terrorist acts or money laundering activities. Under the new rules, a financial institution is required to:

•	expeditiously search its records to determine whether it maintains or has maintained accounts, or engaged in transactions with individuals or entities, listed in an information request submitted by the Financial Crimes Enforcement Network (“FinCEN”);

•	notify FinCEN if an account or transaction is identified;

•	designate a contact person to receive information requests;

•	limit use of information provided by FinCEN to: (1) reporting to FinCEN, (2) determining whether to establish or maintain an account or engage in a transaction, and (3) assisting the financial institution in complying with the Bank Secrecy Act; and

•	maintain adequate procedures to protect the security and confidentiality of FinCEN requests.

•	Under the new rules, a financial institution under certain circumstances may also share with other financial institutions, information regarding individuals, entities, organizations and countries for purposes of identifying and, where appropriate, reporting activities that it suspects may involve possible terrorist activity or money laundering.

     On September 26, 2002, the United States Department of the Treasury also adopted a new rule under the authority of Sections 313 and 319(b) of the USA PATRIOT Act intended to prevent money laundering and terrorist financing through correspondent accounts maintained by U.S. financial institutions on behalf of foreign banks. Under the new rule, financial institutions:

•	are prohibited from providing correspondent accounts to foreign shell banks;

•	are required to obtain a certification from foreign banks for which they maintain a correspondent account stating the foreign bank is not a shell bank and that it will not permit a foreign shell bank to have access to the U.S. account;

•	must maintain records identifying the owner of the foreign bank for which they may maintain a correspondent account and its agent in the Unites States designated to accept services of legal process;

     must terminate correspondent accounts of foreign banks that fail to comply with or fail to contest a lawful request of the Secretary of the Treasury or the Attorney General of the United States, after being notified by the Secretary or Attorney General. The Bank as of the date of this Prospectus does not maintain any correspondent accounts for non-U.S. banking institutions.

     On April 30, 2003, the United States Department of the Treasury issued final regulations under Section 326 of the USA PATRIOT Act that require banks to adopt written customer identification programs (“CIPs”) that will require them to: (1) verify the identify of any person seeking to open an account; (2) maintain records of the information used to verify identity; and (3) consult government known or suspected terrorist lists to determine whether the customer appears on any such list. The foregoing requirements must be included in the bank’s anti-money laundering program no later than October 1, 2003.

     Proposed Legislation and Regulatory Action. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation’s financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

     Effect of Governmental Monetary Polices. Our earnings will be affected by the monetary and fiscal policies of the United States government and its agencies, as well as general domestic economic conditions. The Federal Reserve Board’s power to implement national monetary policy has had, and is likely to continue to have, an important impact on the operating results of commercial banks. The Federal Reserve Board affects the levels of bank loans, investments and deposits through its control over the issuance of United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

Reports to Security Holders

     We are a reporting company and file the following reports and other information with the Securities and Exchange Commission: Form 10-KSB, Form 10-QSB, Form 8-K, and Form 14A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

     The Holding Company has focused its attention on adding branches and resources to grow the Bank, while maximizing asset quality. (The “Holding Company”, the “Company” and “Bank” will be used interchangeably below.) Management believes the Bank currently has high asset quality, and that the Bank’s capital exceeds statutory guidelines. Management believes that the Bank currently has needs to grow its level of earning assets as they relate to operating expenses. Management is pursuing this strategy by increasing the level of earning assets (predominantly by increasing the loan portfolio) and increasing the level of capital in support of this growth. The Holding Company’s Board of Directors may seek to raise additional capital through private and public offerings in the future.

CRITICAL ACCOUNTING POLICIES

     The Company’s accounting policies are fundamental to understanding management’s discussion and analysis of results of operations and financial condition. The Company has identified two policies as being critical because they require management to make particularly difficult, subjective and/or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These policies relate to the allowance for loan losses and investments. The Company, in consultation with the Audit Committee, has reviewed and approved these critical accounting policies (further described in Note 1 (Summary of Significant Accounting Policies) to Financial Statements).

ALLOWANCE FOR LOAN LOSSES

     The Company’s allowance for loan losses represents management’s estimate of probable losses inherent in the loan portfolio at the balance sheet date. Allocation of the allowance is made for analytical purposes only, and the entire allowance is available to absorb probable and estimable credit losses inherent in the portfolio. Additions to the allowance may result from recording provision for loan losses or loan recoveries, while charge-offs are deducted from the allowance.

PROCESS TO DETERMINE THE ADEQUACY OF THE ALLOWANCE FOR LOAN LOSSES

     The Company has an established process to determine the adequacy of the allowance for loan losses that relies on a number of analytical tools and benchmarks to arrive at a range of probable outcomes. No single statistic or measurement, in itself, determines the adequacy of the allowance. For analytical purposes, the allowance consists of two components, allocated and unallocated.

     To arrive at the allocated component of the allowance, the Company combines estimates of the allowances needed for loans analyzed individually and loans analyzed on a pooled basis. The determination of the allocated allowance for portfolios of commercial and real estate loans involves the use of a continuous and standardized loan grading process in combination with a review of larger individual higher-risk transactions. In the case of significant loans without identified credit weaknesses, the loss factors are estimated using a combination of the average loss experience of the Company’s own portfolios and external industry data. In addition, the Company analyzes non-performing loans over $100,000 individually for impairment using a cash flow or collateral based methodology. Calculated impairment is included in the allocated allowance unless impairment has been recognized as a loss.

     In the case of homogeneous portfolios, such as consumer loans and leases, residential mortgage loans, and some segments of small business loans, the determination of the allocated allowance is conducted at an aggregate, or pooled, level. For such portfolios, the risk assessment process includes comparing the pooled amounts to the average loss experience of the Company’s own portfolios and external industry data.

     The determination of the level of the allowance and, correspondingly, the provision for loan losses, rests upon various judgments and assumptions, including: (1) general economic conditions, (2) loan portfolio composition, (3) prior loan loss experience, (4) management’s evaluation of credit risk related to both individual borrowers and pools of loans, and (5) observations derived from the Company’s ongoing internal audit and examination processes and those of its regulators.

     The process of determining the allowance requires us to forecast losses on loans in the future which are highly uncertain and require a high degree of judgment; and is impacted by regional, national and global economic trends, and different assumptions regarding “reasonably possible” future economic conditions could have been used and would have had a material impact on the provision for loan losses and on the consolidated results of operations.

VALUATION OF SECURITIES

     We record our securities available for sale in our statement of financial condition at fair value. We use market price quotes for valuation. Equity securities available for sale trade daily on various stock exchanges. The fair value of these securities in our statement of financial condition was based on the closing price quotations at period end. The closing quotation represents inter-dealer quotations without retail markups, markdowns or commissions and do not necessarily represent actual transactions. The number of shares that we own in some of these equity securities is in excess of the securities average daily trading volume. As a consequence, we may not be able to realize the quoted market price upon sale. We adjust our equity securities available for sale to fair value monthly with a corresponding increase or decrease to other comprehensive income. Declines in the fair value of individual securities available for sale below their cost that are other than temporary result in write-downs of the individual securities to their fair value.

     At December 31, 2002, the fair value and unrealized gain associated with our securities available for sale was $80,149 and $3,190 respectively.

DISCUSSION OF RESULTS OF OPERATIONS FROM
DECEMBER 31, 2001 TO DECEMBER 31, 2002

General. The net loss for the year ended December 31, 2002 was $507,949 or $.11 per share, diluted, compared to $1,114,524 or $.28 per share, diluted, for the year ended December 31, 2001. The decrease in the net loss of $606,575 was primarily the result of increases in net interest income and noninterest income offset by increases in salaries and employee benefits, occupancy and equipment expenses, and data processing due to the merger as of December 31, 2001.

Net Interest Income. Net interest income totaled $3.0 million for the year ended December 31, 2002, as compared to $1.7 million for the year ended December 31, 2001, representing an increase of $1.3 million or approximately 76.5% ($1.3 million divided by $1.7 million). The change was primarily due to the increase in total average earning assets from 2001 to 2002, offset by declining average yields. The average yield/rate for interest-earning assets decreased to 6.10% during 2002 from 7.28% during 2001, while the average yield/rate of interest-bearing liabilities decreased to 2.14% during 2002 from 3.13 % during 2001 as presented in the prior two charts. The Bank’s reduction in yields earned on interest earning assets and cost of funds on interest bearing liabilities was consistent with prevailing market trends.

Provision for Loan Losses. The provision for loan losses is charged to earnings to bring the allowance for loan losses to a level deemed appropriate by management. During the year ended December 31, 2002, the provision for loan losses was $233,000 compared to $0 for the year ended December 31, 2001. As of December 31, 2002 and 2001, the allowance for loan losses was 1.23% and 1.14 % of loans receivable at the end of the period. For more information see “Financial Condition”.

Other Noninterest Income. Total other income was approximately $630,000 during 2002 compared with $221,000 for 2001, which represents an increase of $409,000. The Bank experienced a significant increase in service charges due to the addition of PanAmerican accounts at the end of 2001. In addition, the Bank continued to evaluate the fee schedule for service charges, which had a positive impact on other income. The Bank also sold $28,113,778 of securities in 2002, resulting in a net gain of $30,000.

Other Noninterest Expense. Salaries and employee benefits totaled $1,979,000 and $1,550,000 for 2002 and 2001 respectively, which represents an increase of $429,000. The increase is due to the increased number of employees as a result of the merger with PanAmerican in 2001. Total other expenses were $1,938,000 and $1,473,000 for 2002 and 2001, respectively, which represent an increase of $465,000, or 31.6%. The Bank opened two new branches in 2001, and the increased expense in 2002 was a result of the branches being fully operating for the entire year. In addition, data processing costs increased as a result of the increased transactions processed as a result of the Merger.

Federal Income Taxes. At December 31, 2002, the Holding Company had net operating loss carry-forwards for federal income tax purposes available to offset future federal taxable income, in the amount of $11,110,000 with specific amounts expiring each year from 2003 through the year 2016. No deferred tax asset has been recognized because past results of operations do not indicate that it is more likely than not such net operating losses will be used in the future. Due to the limitations on the amount of losses that may be used in each year, as a result of changes in control, a significant portion of the losses will never be used.

DISCUSSION OF FINANCIAL CONDITION CHANGES FROM
DECEMBER 31, 2001 TO DECEMBER 31, 2002

General. At December 31, 2002, total assets were $90.2 million compared to $65.6 million at December 31, 2001, representing an increase of $24.6 million or 37.5%. Management is committed to growing the balance sheet with quality assets that provide the appropriate yields. The following is a discussion of the significant fluctuations between the December 31, 2002 and 2001 balance sheets.

Cash and Cash Equivalents. Cash and cash equivalents were $12.1 million at December 31, 2002 compared to $9.6 million at December 31, 2001. The increase of $2.5 million or 26.0% was primarily the result of an increase in deposits of $25.2 million.

Loans Receivable. Total loans were $60.0 million at December 31, 2002, an increase of $15.5 million or 35.5% from $44.5 million at December 31, 2001. This increase resulted primarily from increases in commercial and commercial real estate loan production. The increased production was offset by an increase in loans being paid in full. This was caused by the numerous reductions in key interest rate drivers by the federal government.

Deposits. Total deposits were $80.1 million at December 31, 2002 compared to $54.9 million at December 31, 2001, representing an increase of $25.2 million or 45.9%. The increase is the result of an increased focus on generating new deposits and increasing the deposits in the relatively new branch locations.

Notes Payable. Notes payable was $250,000 at December 31, 2002 compared to $500,000 at December 31, 2001. The note was obtained during 2001 to assist in the financing of the Merger. The Bank made a payment of $250,000 on the note during 2002.

Repurchase Agreements. Repurchase agreements were $1.4 million at December 31, 2002 compared to $3.6 at December 31, 2001.

Asset/Liability Management. A principal objective of the Bank’s asset/liability management strategy is to minimize the Bank’s exposure to changes in interest rates by matching the maturity and repricing horizons of interest-earning assets and interest-bearing liabilities. This strategy is overseen in part through the direction of the Asset and Liability Committee (“ALCO”) of the Bank that establishes policies and monitors results to control interest rate sensitivity.

ALCO examines the extent to which its assets and liabilities are interest rate sensitive and monitors the Bank’s interest rate sensitivity GAP. An asset or liability is considered to be interest rate-sensitive if it will be repriced or mature within the time period analyzed, usually one year or less. The interest rate sensitivity GAP is the difference between interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within such time periods. During a period of rising interest rates, a positive GAP would tend to result in an increase in net interest income; and a negative GAP would tend to adversely affect net interest income. Conversely, during a period of falling interest rates, a negative GAP would tend to result in an increase in net interest income, while a positive GAP would tend to adversely affect net interest income.

If the repricing of the Bank’s assets and liabilities were equally flexible and moved concurrently, the impact of any increases or decreases in interest rates on net interest income would be minimal. However, as commercial banking companies generally have a significant quantity of their earning assets in Rate-Over- Prime, rate-adjusted-day-of- change earning assets, GAP management is critical, as very few, if any, rate-sensitive liabilities (deposit accounts) adjust at such a rapid frequency.

The ALCO committee evaluates the Bank’s GAP position, and stratifies these results according to how often the repayment of particular assets and liabilities are impacted by changes in interest rates. Additionally, income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates; thus, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types of assets and liabilities may lag behind changes in general market rates. Additionally, certain types of earning assets (variable rate mortgage loans, for example) may have interest caps which may limit the level of rate- increases, even though general market interest rates increase. The management of GAP is further complicated by asset (loan) prepayment and/or early withdrawal of liabilities (deposits). In volatile interest rate markets the level of assets and liabilities assumed by bank managers may not have accounted for the deviation that has occurred in the unpredictable interest rate environment.

Therefore, Bank management and the ALCO committee’s strategy are to maintain a balanced interest rate risk position to protect its net interest margin from market fluctuations. They review, on at least a monthly basis, the maturity and repricing of assets and liabilities for the various time period traunches considered. The Bank’s position with respect to various time traunches at December 31, 2002 are:

–	Rate-Sensitive Assets (RSA)/Rate-Sensitive Liabilities (RSL) (0 to 365 days); the Bank is at .73

–	RSA / RSL (0 to 90 days); the Bank is at .68

–	RSA / RSL (91-365 days); the Bank is at 0.89

The Bank was in a negative GAP position at December 31, 2002. In evaluating the quantitative level of interest rate risk the Bank assesses the existing and potential future effects of changes in interest rates on our financial condition, including capital adequacy, earnings, liquidity and asset quality.

Interest Rate Risk. The Bank does not currently engage in trading activities or use derivative instruments to control interest rate risk. Even though such activities may be permitted with the approval of the Board of Directors, the Bank does not intend to engage in such activities in the immediate future.

Loan Maturity Schedule. The following schedule sets forth the time to contractual maturity of the Bank’s loan portfolio at December 31, 2002. Loans which have adjustable rates and fixed rates are all shown in the period of contractual maturity. Demand loans, loans having no contractual maturity and overdrafts are reported as due in one year or less.

		One Year	One to	Over
	Total	or Less	Five Years	Five Years

Residential Real Estate	$8,958,736	$471,113	$995,293	$7,492,330
Consumer	2,914,720	674,657	2,066,979	173,084
Commercial	17,411,400	11,770,440	4,232,671	1,408,289
Commercial Real Estate	31,339,661	1,525,362	13,674,192	16,140,107
Other	251,366	251,366
	$60,875,883	$14,692,938	$20,969,135	$25,213,810
Deferred loan costs	(91,690)

	$60,784,193

Fixed rate loans due after one year total are approximately $21.3 million and adjustable rate loans due after one year total are approximately $24.9 million. The trends illustrated reflect managements continuing efforts to evaluate maturities and to increase floating rate earnings assets as opportunities are presented.

The Bank extends credit with terms, rates and fees commensurate with those in its market place for like types of credit. Loan maturities may positively or negatively impact the Bank’s GAP position and, ultimately, its profitability.

Securities Portfolio. The investment securities portfolio consists of high quality securities. The maturity distribution of the securities portfolio is reflected in the following Table of Maturities of Investment Securities. The average yield/rate for the investment portfolio decreased to 3.19% in 2002 from 5.26% at December 31, 2001.

PanAmerican Bancorp
Maturities of Investment Securities
December 31, 2002

	One Year or Less		Through Five Years		Through Ten Years		After Ten Years		Total

		Weighted		Weighted		Weighted		Weighted		Weighted
	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Average
	Value	Yield	Value	Yield	Value	Yield	Value	Yield	Value	Yield

	(Dollars in Thousands)
Corporate Bonds:
Held to maturity	—	—	—	—	1,003,600	4.25%	—	—	1,003,600	4.25%
Available for sale	—	—	—	—	—	—	—	—	—	—
Mortgage-backed securities:
Held to maturity	4,912	7.58%	—	—	—	—	—	—	4,912	7.58%
Available for Sale			80,149	6.75%	—	—	—	—	80,149	6.75%
U.S. government agencies:
Held to Maturity	50,000	1.57%	11,973,204	3.6%			500,000	4.5%	12,523,204	3.64%
Available for sale
Total	$54,912	2.11%	$12,053,353	3.62%	$1,003,600	4.25%	$500,000	4.5%	$13,611,865	3.69%

Asset Quality. The Bank’s management seeks to maintain a high quality of assets through conservative underwriting and sound lending practices. The earning asset portfolio (exclusive of investment securities) is generally split into five categories, four of which are types of loans, and the fifth is other which includes overdrafts. Loan concentrations are defined as loans outstanding that are segregated into similar collateral types and/or nature of cash-flow income generation, which may cause a correspondingly similar impact with a particular economic or other condition. The Holding Corporation routinely monitors these concentrations in order to make necessary adjustments in its lending practices that most clearly reflect the economic conditions and trends, loan ratios, loan covenants, asset valuations, and industry trends.

Displayed below are the percentages of the total loan portfolio as of December 31, 2002 and December 31, 2001:

Loan Distribution	2002	2001

Commercial & Industrial Loans	28%	25%
Commercial Mortgage Loans	52%	48%
Residential Mortgage Loans	15%	17%
Consumer & Installment Loans	5%	10%
Other	0%	0%

In an effort to maintain the quality of the loan portfolio, management seeks to minimize higher risk loans. In view of the relative significance of real estate related loans, a downturn in the value of the value of real estate property could have an adverse impact on profitability. As part of the Bank’s loan policy and loan management strategy, the Bank typically limits its loan-to-value ratio to a maximum of 50%-80% depending on the type of real property secured thereby. The use of qualified third party state certified appraisers for property valuations, and property inspections by knowledgeable bank officials helps mitigate real property loan risks.

The Loan and Discount Committee of the Board of Directors of the Bank concentrates its efforts and resources and that of its senior management and lending officers on loan review and underwriting procedures and standards. Internal controls include ongoing reviews of loans made to monitor documentation and ensure the existence and valuations of collateral, early detection of loan degradation, and regional economic conditions.

Classification of Assets. Generally, interest on loans is accrued and credited to income based on the outstanding balance of the contract obligations of each loan/receivable contract. It is the Bank’s policy to discontinue the accrual of interest income and classify loan(s)/asset(s) as non-accrual when principal or interest is past-due 90 days or more and/or the loan is not properly/adequately collateralized, or if in the belief of Bank management principal and/or interest is not likely to be paid in accordance with the terms of the obligation/documentation. As of December 31, 2002, delinquent loans greater than 30 and less than 90 days totaled $1,084,921; and classified loans totaled $466,374.

Non-performing Assets. Non-performing assets consist of loans that are past due 90 days or more which are still accruing interest, loans on nonaccrual status and OREO and other foreclosed assets. The following table sets forth information with respect to nonperforming assets identified by the Bank at December 31, 2002 and 2001.

(Dollars in Thousands)	2002	2001

Nonaccrual loans
Real estate	$0	$0
Commercial	28	0
Accrual loans — Past Due 90 days or more
Real estate	0	0
Installment	7	26
Restructured loans	0	0
Real estate & repossessions	0	348

Total nonperforming assets	$35	$374

Total nonperforming assets have decreased in 2002 from 2001 by $339,000. Nonaccrual loans increased by $28,000 and real estate and other assets owned decreased by $348,000. Accrual loans over 90 days decreased by $19,000. Total impaired loans, excluded from the above schedule, increased to $747,000 at December 31, 2002 from $0 at December 31, 2001. A loan is deemed impaired when full payment under the loan terms is not expected.

Allowances for Loan Losses, or the reserve, is established though a provision for loan losses charged to operations. Loans are charged against the allowance for loan losses when management believes that the collection of the principal is unlikely. Subsequent recoveries are added to the allowance. The allowance is an amount that management believes will be adequate to absorb possible losses inherent in existing loans and loan commitments, based on evaluations of collection and prior loss experience. Management evaluates the adequacy of the allowance monthly, or more frequently as necessary. The evaluation takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, loan concentrations, specific identified problem assets/loans, and current anticipated economic conditions that may effect the borrower’s ability to fulfill its contractual commitment(s).

Activity in the allowance for loan losses for the years ended December 31, 2002 and 2001 was as follows:

	2002	2001

Balance, beginning	$513,601	$398,992
Amounts charged off:
Commercial loans	(588)	(72,000)
Consumer loans	(23,695)	(67,999)
Recoveries of amounts charged off:
Commercial loans	17,773	39,628
Consumer loans	7,658	14,980
Net charge-offs	1,148	(85,391)
Provision for loan losses	233,000	—
Acquisition related adjustment	0	200,000

Balance, ending	$747,750	$513,601

Ratio of net charge-offs to average loans outstanding during the period	.02%	(0.4%)

The following table sets forth the composition of the allowance for loan losses by type of loan at the dates indicated. The allowance is allocated to specific categories of loans for statistical purposes only, and may be applied to loan losses incurred in any loan category.

	2002		2001

		Percentage of		Percentage of
	Amount of	Loans to	Amount of	Loans to
	Allowance	Gross Loans	Allowance	Gross Loans

Commercial & Industrial Loans	$209,370	28%	$128,375	25%
Commercial Mortgage Loans	388,830	52%	246,580	48%
Residential Mortgage Loans	112,163	15%	87,295	17%
Consumer & Installment Loans	37,387	5%	51,351	10%
Other	0	0%	0	0%

Total allowance for loan losses	$747,750	100%	$513,601	100%

Liabilities and Stockholders’ Equity. The liability side of the balance sheet has great significance to the profitable operation of a banking company. Deposits are the major source of the Bank’s funds for lending and other investment activities. Deposits are attracted principally from within the Bank’s primary market area through the offering of a broad variety of deposit instruments including checking accounts, money market accounts, regular savings accounts and certificates of deposits (known as CD’s). Maturity terms, service fees and withdrawal penalties are established by the Bank on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and Federal regulations.

The following table sets forth the average deposit base of the Bank for the years ending December 31, 2002 and December 31, 2001. The deposit base is viewed as a good core deposit base that is stable and improving. Non-interest bearing transaction accounts are on a demand basis, and as such, balances continually fluctuate.

PanAmerican Bank
Average Deposit Accounts
Year Ending
December 31

	2002			2001

		Weighted			Weighted
	Average	Average	% of	Average	Average	% of
	Balance	Rate	Deposits	Balance	Rate	Deposits

Noninterest bearing accounts:	$16,114,823	0.00%	25.88%	$6,129,431	0.00%	23.54%
Interest bearing accounts:
NOW accounts	5,014,321	.78%	8.05%	3,868,990	1.02%	14.86%
Money market deposit accounts	19,589,762	1.72%	31.45%	7,207,254	2.22%	27.68%
Savings accounts	1,582,010	.74%	2.54%	844,073	1.18%	3.24%
Time deposits	19,983,431	3.11%	32.08%	7,983,882	5.29%	30.67%

Total deposits	$62,284,347			$26,033,630

The time remaining to maturity of certificates of deposit in amounts of $100,000 or more as of December 31, 2002, is as follows:

Three months or less	$2,282,357
Over three through six months	1,958,274
Over six through twelve months	2,728,983
Over twelve months	2,758,938

$9,728,552

Additional details regarding securities sold under agreements to repurchase for 2002 and 2001 are as follows:

	2002	2001

Maximum amount outstanding at any month-end	$6,600,189	$3,554,148
Average balance for the year	4,321,000	1,735,000
Average interest rate	1.23%	3.02%
Average interest rate paid at year end	.70%	1.23%

The following table sets forth information with respect to the Company’s return on assets and the return on equity for the years ending December 31, 2002 and 2001, and the ratio of average equity to average assets for those years.

(Dollars In Thousands)	2002	2001

Net loss	$(508)	$(1,115)
Average total assets	74,626	35,616
Average total equity	7,773	5,425
Return on average assets	(.68)%	(3.1%)
Return on average equity	(6.53)%	(20.6%)
Average equity to average assets ratio	10.42%	15.2%

Average total assets increased in 2002 by $39.0 million from 2001 due to management’s efforts to grow the Bank. As a result of growth in the assets, the average equity to average assets ratio decreased from 15.2% in 2001 to 10.42% in 2002.

There were no dividends declared in the years ended December 31, 2002 and 2001.

Equity and Capital Resources. The Bank is subject to various regulatory capital requirements administered by Federal and State banking authorities. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if not undertaken, could have a direct material effect on the Bank’s financial statements and operation. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting policies.

The Bank’s capital accounts and classifications are also subject to qualitative judgment by the regulators about components, risk weighting, and other factors. Quantitative and qualitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios, set forth in the table as of December 31, 2001 below, of total and Tier-1 capital, as defined by regulation, to risk weighted assets, and of Tier-1 capital to average assets. Management believes that as of December 31, 2002 it has met the capital adequacy requirements as defined by these definitions.

The column below with the heading “PAB” are the capital ratios of the Bank at December 31, 2002. The column below with the indication “Adequately” is that regulatory definition for an Adequately Capitalized banking institution. The right column below with the indication “Well” is that regulatory definition for a Well Capitalized banking institution.

Regulator Definition for each Capital Tier Category			PAB	Adequately	Well

Tier-2 Capital	=	Tier-2 Cap/Risk Weighted Assets	10.9%	8.00%	10.00%
Tier-1 Risk	=	Tier-1 Cap/Risk Weighted Assets	9.7%	4.00%	6.00%
Tier-1 Leverage	=	Tier-1 Cap/Average Quarterly Assets	7.1%	4.00%	5.00%

DISCUSSION OF FINANCIAL CONDITION CHANGES FROM
DECEMBER 31, 2002 TO JUNE 30, 2003

FINANCIAL CONDITION

Total assets increased by $9,180,603, or 10.2%, from $90,210,133 at December 31, 2002, to $99,390,736 at June 30, 2003, with the increase invested principally in loans. The increase in total assets was primarily the result of increased deposits. The Company’s short-term investments, primarily consisting of federal funds sold (“fed funds”), available-for-sale and held to maturity investments, increased by $3,581,426 to $26,885,104 at June 30, 2003, from $23,303,678 at December 31, 2002. This increase in short-term investments is the result of increased deposits of $6,869,922 million since December 31, 2002. The Company’s gross loans receivable increased by $4,748,443 or 7.8%, to $65,532,636 at June 30, 2003, from $60,784,193 at December 31, 2002. The increase in these earning assets was the result of additional loan activity from the branches.

ASSET QUALITY AND NON-PERFORMING ASSETS

In the normal course of business, the Bank has recognized and will continue to recognize losses resulting from the inability of certain borrowers to repay loans and the insufficient realizable value of collateral securing such loans. Accordingly, management has established an allowance for loan losses, which totaled $882,960 at June 30, 2003. The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated credit losses. Management’s periodic evaluation of the adequacy of the allowance is based on the Company’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires estimates of material factors including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The Bank’s allowance for loan and credit losses was analyzed and deemed to be adequate at June 30, 2003 for incurred losses.

The classified assets increased from $466,374 at December 31, 2002 (.77% of total loans) to $1,276,133 at June 30, 2003 (1.95% of total loans). Assets which are classified are those deemed by management as inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Assets which are classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

There were no other real estate at December 31, 2002 and $54,690 at June 30, 2003.

	June 30,	December 31,
	2003	2002

Classified loans and discount	$1,221,443	$466,374
Other real estate owned and repossessions	54,690	0

Total classified and other	$1,276,133	$466,374

Percent classified and other/total loans	1.95%	.77%
Gross loans	$65,532,636	$60,875,883

Non-performing assets consist of loans that are past due 90 days or more which are still accruing interest, loans on nonaccrual status and OREO and other foreclosed assets. The following table sets forth information with respect to nonperforming assets identified by the Bank at June 30, 2003 and December 31, 2002.

(Dollars in Thousands)	June 30,2003	December 31, 2002

Nonaccrual loans
Real estate	$695	$0
Commercial and consumer	273	28
Accrual loans
Commercial	163	431
Installment	68	7
Restructured loans	22	0
Real estate & repossessions	55	0

Total nonperforming assets	$1,276	$466

Total nonperforming assets have increased in 2003 from 2002 by $810,000. Nonaccrual loans increased by $940,000 from December 31, 2002. Of the total nonperforming loans, $695,000 consists of loans secured by real estate and $273,000 consists of other commercial loans. The greater part of increase in nonaccrual loans represents obligations from U.S. corporations that are currently facing economic hardship due to the economic deterioration of some Latin American economies. Accrual loans over 90 days decreased by $207,000. In management’s best judgment, all non-performing assets are either fully collateralized or appropriately reserved based on circumstances known at this time.

LIABILITIES

Deposits increased to $89,955,622 on June 30, 2003 from $80,085,700 at December 31, 2002. The increase was the result of additional deposit activity from the Grovegate and Boca Raton locations.

Interest Bearing Deposits at June 30, 2003
NOW Accounts	$6,817,287
Money Market Accounts	27,428,756
Savings Accounts	1,606,965
CD’s Under $100M	13,238,020
CD’s $100M and more	20,479,729

$69,570,757

CAPITAL

The total stockholders’ equity was $9,404,359 at June 30, 2003, an increase of $1,77,783, or 17.2%, from $8,026,576 at December 31, 2002. The increase is due primarily to a capital infusion from a private offering in May 2003.

The Company and the Bank are subject to various regulatory capital requirements administered by the regulatory banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. The regulations require the Company and the Bank to meet specific capital adequacy guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company’s and the Bank’s capital classification is also subject to qualitative judgment by the regulators about interest rate risk, concentration of credit risk and other factors.

In accordance with risk-based capital guidelines issued by the Federal Reserve Board, the Bank is required to maintain a minimum ratio of total capital to weighted risk assets as well as maintaining minimum leverage ratios (set forth in the table below). Member banks operating at or near the minimum ratio levels are expected to have well diversified risks, including no undue interest rate risk exposure, excellent control systems, good earnings, high asset quality, high liquidity, and well managed on- and off-balance sheet activities, and in general be considered strong organizations with a composite 1 rating under the CAMELS rating system for banks. For all but the most highly rated banks meeting the above conditions, the minimum leverage ratio may require an additional 100 to 200 basis points. The Bank’s ratios are listed below.

Bank Capital Ratios	June 30, 2003	December 31, 2002	Adequate	Well Capitalized

Total risk-weighted capital:	11.26%	10.9%	>8%	>10%
Tier I risk-weighted capital:	10.04%	9.7%	>4%	>6%
Tier 1 Leverage:	8.38%	7.1%	>4%	>5%

The Company continues to evaluate the interest rate exposure, control systems, earnings, asset quality, and liquidity through various monitoring systems to maintain an acceptable level of risk. The Company will continue to obtain private placement funding, and is considering a secondary public offering to allow the Company to increase in assets and still meet its capital requirements.

LIQUIDITY

The principal sources of liquidity and funding are generated by the operations the Bank through its diverse deposit base, loan participations and other asset/liability measures. For banks, liquidity represents the ability to meet loan commitments, withdrawals of deposit funds, and operating expenses. The level and maturity of deposits necessary to support the lending and investment activities is determined through monitoring loan demand and through its asset/liability management process. Considerations in managing the liquidity position include scheduled cash flows from existing assets, contingencies and liabilities, as well as projected liquidity conducive to efficient operations and is continuously evaluated as part of the asset/liability management process. Historically, the Company has increased its level of deposits to allow for its planned asset growth. The level of deposits is influenced by general interest rates, economic conditions and competition, among other things. The Company’s liquidity at June 30, 2003, consisted of $8,663,726 in cash and cash equivalents and $9,030,377 in available-for-sale investments, for a total of $17,694,103 , compared to a total of $12,132,344 at year-end 2002, an increase of approximately $5,561,759 or 45.8%.

DISCUSSION OF RESULTS OF OPERATIONS

Comparison of results in this section is for the six month period ended June 30, 2003 and 2002. The net loss recognized for the six months ended June 30, 2003 was $ 376,441 compared to a loss of $660,637 for the six month period ended June 30, 2002. This was a positive change of $284,196. Earnings for the six months as compared to the same period last year were primarily impacted by a decrease of operating expenses and increase of net interest income, offset by an increase in the provision for loan losses.

NET INTEREST INCOME

Net interest income before provision for loan losses for the six months ended June 30, 2003 was $1,794,647 as compared to $1,503,743 for the six months ended June 30, 2002, an increase of $290,904 or 19.3%.

Income from interest earning deposits, securities and mortgage-backed related securities (available-for-sale and held-to-maturity) and Federal Reserve Bank stock increase by $68,378 from $165,630 for the six month period ended June 30, 2002, compared to $234,008 for the six month period ended June 30, 2003, due primarily to a increase in volume of investments. Interest and fees on loans increased by $353,247 (19.6%) in the six months ended June 30, 2003 as compared to the same period in 2002. The increase in loan income resulted from an increase in total loan balances outstanding from $60,784,193 at June 30, 2002 to $65,532,636 at June 30, 2003.

Total interest expense increased $130,721 (28.2%) from $464,086 for the six months ended June 30, 2002 to $594,807 for the six months ended June 30, 2003. The increase in Interest expense was primarily the result of an increase in interest bearing deposit account balances to $69,570,757 at June 30, 2003 from $63,101,557 at June 30, 2002. The increase in interest expense was primarily attributed to the increase in volume of time deposits at the Boca Raton branch.

NON INTEREST INCOME

Total noninterest income increased $16,183 (6.0%) from $271,537 for the six months ended June 30, 2002 to $287,720 for the six months ended June 30, 2003. The increase of total other income was primarily the result of increased wire transfer activity and related charges as well as a new fee schedule.

NON INTEREST EXPENSE

Total noninterest expense for the six month period decreased by $565,860, or 24.4% from $2,322,299 at June 30, 2002 to $1,756,439 at June 30, 2003. The increase for the six months ended June 30, 2003 as compared to the six months ended June 30, 2002 resulted primarily to a decreased in salaries and employee benefits. There was a decrease in salaries and employee benefits of $346,709 (29.0%) for the six months ended June 30, 2003 as compared to the six months ended June 30, 2002 due primarily to an decrease in staffing. Occupancy and equipment expenses decreased for the six month period $43,776 (11.2%) from $392,316 at June 30, 2002, to $348,540 at June 30, 2003 due to better administration and cancellation of unnecessary contracts.

PROVISION FOR LOAN LOSSES

Although management uses its best judgment in underwriting each loan, industry experience indicates that a portion of the Bank’s loans will become delinquent. Regardless of the underwriting criteria utilized by financial institutions, they may experience losses as a result of many factors beyond their control including among other things, changes in market conditions affecting the value of security and unrelated problems affecting the credit of the borrower. Due to the concentration of loans in South Florida, adverse economic conditions in this area could result in a decrease in the value of a significant portion of the Bank’s collateral.

During the six month period ending June 30, 2003, the Bank has charged-off $573,412 in loans. Loan charged-off relating to business manager accounts totaled $215,389. After careful review of the operations of the business manager product, management has determined the product line will be phased out. The remaining business manager relationships, totaling $2,639,265 are outstanding to customers who have maintained a relationship with the bank for over five years. An additional charge-off of $347,107 was incurred related to a commercial engineering company engaged in the development of hospitals, airports, and public facilities. Due to the current economic hardship experienced by the Company, management has deemed the facility a loss.

PROVISION FOR INCOME TAXES

The Company has recorded a valuation allowance on the deferred tax assets to reduce the total to an amount that management believes is more likely than not to be realized. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carry forwards are expected to be available to reduce taxable income. No income tax benefits have been provided for the six months ended June 30, 2003 and 2002 because there was no expectation at that time that losses generated would utilized in the future.

PROPERTY

     We own one parcel of real property which is located at 2770 S.W. 27th Avenue, Miami, Florida, which houses a branch of the Bank. As of December 31, 2002, the book value of this property was $885,235 less accumulated depreciation of $16,638.78 for a net book value of $884,130. We lease two branches and corporate offices and the material terms of these leases are as follows:

a.	3475 Sheridan Street, Hollywood, Florida:

1.	5212 square feet
2.	10 year term, expiring December 31, 2003
3.	option to renew for 10 years
4.	rent per square foot is approximately $30.00 at the present time, including CAM and other costs
5.	total annual base rent is approximately $156,000

b.	1200 N. Federal Highway, Boca Raton, Florida

1.	5388 square feet
2.	10 year term, expiring September, 2012
3.	base rent per square foot is presently $20.83, including CAM and other costs
5.	total annual rent is presently $112,275.60

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Christine Golden, the spouse of PanAmerican CEO and President, Michael Golden, is the owner of 75 percent of the issued and outstanding shares of Franklin National Financial Holding, LLC (“FNFH”), which is the parent company of Franklin National Financial Group, LLC (“FNFG”), a registered securities broker-dealer. Under an agreement between our Underwriter, Forge, and FNFG, Forge has agreed to pay FNFG a consulting fee of approximately 30% of the non-accountable expenses that we are required to pay Forge, or $     . Under Florida law, Christine Golden’s interest in FNFH is the marital asset of both Michael and Christine Golden. Michael Golden also presently maintains his NASD Series 7 registered representative license with FNFG. FNFG, on August 15, 2003, entered into a Networking Arrangement with the Holding Company and the Bank for FNFG to provide securities broker-dealer services to Bank customers at the Bank’s branches, and for the Bank to receive a fee from this arrangement.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     At the present, our common stock is traded on the Over-the-Counter Bulletin Board (“OTC-BB”). Upon the closing of this offering, we intend to list our common stock and warrants for separate trading on either the American Stock Exchange or on the NASDAQ Small Capital market. On the OTC-BB, the first trade occurred on March 20, 2003, and the high and low bid information are $5.00 on August 13, 2003, and $3.00 on July 28, 2003, respectively. The last trade occurred on August 19, 2003 at $3.30 per share. All share prices are on a post-reverse split basis. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. Both federal and Florida law limit the frequency and amount of dividends that may be paid to our shareholders. Also, banking regulators may restrict the ability of any bank subject to their jurisdiction to pay dividends if the payments would constitute an unsafe or unsound banking practice.

EXECUTIVE COMPENSATION

     For the fiscal years ended 2000, 2001 and 2002, two Officers of the Holding Company and the Bank earned more than $100,000 in salary and bonus: Philip C. Modder, Director & Regional President, Palm Beach County and Hugo A. Castro, President and CEO, PanAmerican Bank, as set forth in the table below:

	Annual Compensation				Long-Term Compensation

Name and			Other Annual		Securities Underlying
Principal Position	Year	Salary	Compensation		Options / SARs (#)	LTIP Layouts	Other Compensation

Philip C. Modder, Director & Regional	2002	$125,000	-0-		0	-0-	$-0-
President Palm Beach	2001	$125,000	$17,000	(1)	0	-0-	$-0-
County	2000	$125,000	$17,000	(1)	9,546	-0-	$-0-

Hugo A. Castro,	2002	$125,000	-0-		0	-0-	$-0-
President & CEO	2001	$150,000	$19,800	(1)	0	-0-	$-0-
PanAmerican Bank	2000	$125,000	$19,800	(1)	60,000	-0-	$-0-

(1)	Includes Term Life Insurance premiums and automobile allowances.

The following table shows information concerning options granted to Named Executive Officers during the fiscal year ended December 31, 2002 and contains post-reverse split information.

Option / SAR Grants in Last Fiscal Year

	Number of
	Securities		Exercise or
	Underlying Options/	% of Total Options/SAR’s Granted	Base Price	Expiration
Name	SAR’s Granted	to Employees in Fiscal Year	($/Share)	Date

Philip C. Modder	0	0%	-0-	-0-
Hugo A. Castro	0	0%	-0-	-0-

The following table shows information concerning option exercises and year-end option values for options held by the Named Executive Officers.

Aggregated Option/SAR Exercises in Last Fiscal Year
and Fiscal Year-End Option/SAR Values

Number of
			Securities	Value of
			Underlying	Unexercised
			Unexercised	In-the-Money
	Shares Acquired on		Options/SAR’s at	Options/SAR’s at
Name	Exercise	Value Realized	FY-End	FY-End (1)

Philip Modder	29,005	$47,978	9,546/0	$-0- (2)
Hugo A. Castro	-0-	-0-	60,000/0	$-0- (3)

(1)	There is a limited market for the Company’s Common Stock on the OTCBB. Average option exercise price was $1.25 per share pre-reverse split. Mr. Modder waived 251,734

(2)	pre-reverse split unexpired options with an average option exercise price of $3.64.

(3)	Average option exercise price was $0.35 per share pre-reverse split.

Employment Agreements

Philip C. Modder has an Employment Agreement with the Bank dated January 1, 2003 that expires December 31, 2003 unless either party notifies the other, sixty days prior to the ending date. Mr. Modder’s Employment Agreement provides that he will receive: a minimum base salary of $125,000; health, hospitalization, and disability benefits; life insurance; an automobile or an automobile allowance; and participation in an executive incentive bonus plan.

Hugo A. Castro has an Employment Agreement with the Bank dated January 1, 2003 that expires December 31, 2003 unless either party notifies the other, sixty days prior to the ending date. Mr. Castro’s Employment Agreement provides that he will receive: a minimum base salary of $125,000; health, hospitalization, and disability benefits; life insurance; an automobile or an automobile allowance; and participation in an executive incentive bonus plan.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar of our securities is Olde Monmouth Stock Transfer Co., Inc. whose address is 200 Memorial Parkway, Atlantic Highlands, NJ 07716.

ADDITIONAL INFORMATION

     We filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act of 1933 for the shares of Common Stock in the offering, of which this Prospectus is a part. This Prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and the Units, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement.

     Statements contained in this Prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at l-800-SEC-0330.

     The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www. Sec. Gov.

FINANCIAL STATEMENTS

Index to Financial Statements

Page

Reports of Independent Auditors	F-1 and F-1a

Consolidated Balance Sheets as of December 31, 2001, December 31, 2002	F-2

Consolidated Statements of Income for the years ended December 31, 2001 and December 31, 2002	F-3

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2001 and December 31, 2002	F-4

Consolidated Statements of Cash Flows for the years ended December 31, 2001 and December 31, 2002	F-5 — F-6

Notes to Consolidated Financial Statements	F-7 — F-30

Dated: September 30, 2003

CHANGES IN ACCOUNTANTS

     On March 6, 2003, our principal independent certified accountants, McGladrey & Pullen, LLP were dismissed. The decision to change accountants was approved by the Board of Directors and by a vote of our shareholders. There were no disagreements with our former accountants and none of our financial statements for the past two years contained an adverse opinion or disclaimer of opinion or modification to uncertainty, audit scope or accounting principles. A copy of the letter of McGladrey & Pullen, LLP dated March 26, 2003 and attached to Form 8-K/A, which is Exhibit 16.1 is incorporated by reference. On March 13, 2003, we formally engaged the accounting firm of Crowe Chizek and Company LLC as our new principal independent certified accountants to audit our financial statements and those of PanAmerican Bank.

     Please read this Prospectus carefully. It describes our business, products and services, and financial condition and results of operations.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
PanAmerican Bancorp
Hollywood, Florida

We have audited the accompanying consolidated balance sheet of PanAmerican Bancorp as of December 31, 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of PanAmerican Bancorp as of and for the year ended December 31, 2001, were audited by other auditors whose report dated March 5, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of PanAmerican Bancorp as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 1, during 2002 the Company adopted new accounting guidance for goodwill and intangible assets.

Crowe Chizek and Company LLC

Fort Lauderdale, Florida
March 26, 2003, except for the discussion
of the reverse stock split in Note 1, as to which
the date is September 25, 2003

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders
PanAmerican Bancorp
Hollywood, Florida

We have audited the accompanying consolidated balance sheet of PanAmerican Bancorp (f/k/a Southern Security Bank Corporation) and subsidiary as of December 31, 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PanAmerican Bancorp and subsidiary as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

McGLADREY & PULLEN, LLP

Fort Lauderdale, Florida
March 5, 2002, except for the
discussion of the reverse stock split
in Note 1, as to which the date is
September 25, 2003

F-1A

PANAMERICAN BANCORP
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

	2002	2001

ASSETS
Cash and due from financial institutions	$2,730,195	$7,651,401
Federal funds sold	9,322,000	1,951,000

Cash and cash equivalents	12,052,195	9,602,401
Certificate of deposit in another financial institution	96,813	—
Securities available for sale	80,149	6,880,734
Securities held to maturity (fair value 2002- $13,586,534, 2001- $21,206)	13,531,716	20,830
Loans, net (of allowance of $747,750 and $513,601)	60,036,443	44,520,844
Federal Reserve Bank Stock	273,000	208,600
Accrued interest receivable	244,810	219,716
Other real estate owned	—	84,535
Premises and equipment, net	1,599,912	1,265,759
Goodwill	1,953,540	1,953,540
Other assets	341,555	871,562

	$90,210,133	$65,628,521

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits
Non-interest bearing	$16,984,143	$14,913,265
Interest bearing	63,101,557	39,996,816

Total deposits	80,085,700	54,910,081
Repurchase agreements	1,421,652	3,554,148
Notes payable	250,000	500,000
Accrued expense and other liabilities	402,332	638,703

Total liabilities	82,159,684	59,602,932
Minority interest	20,683	17,596
Shareholders’ equity
Preferred stock, 5,000,000 shares authorized; none issued Common stock, $.01 par value; 20,000,000 shares authorized; 2002- 5,158,442 shares issued, 2001- 4,340,968 shares issued	257,922	217,048
Capital surplus	15,774,429	13,284,126
Accumulated deficit	(8,005,775)	(7,497,826)
Accumulated other comprehensive income	3,190	4,645

Total shareholders’ equity	8,029,766	6,007,993

	$90,210,133	$65,628,521

See accompanying notes to consolidated financial statements.

PANAMERICAN BANCORP
CONSOLIDATED STATEMENTS OF INCOME
Years ended December 31, 2002 and 2001

	2002	2001

Interest and dividend income
Loans, including fees	$3,656,779	$1,717,404
Securities	332,008	470,312
Federal funds sold and other	100,149	186,569

	4,088,936	2,374,285
Interest expense
Deposits	1,008,965	637,875
Other	69,440	52,538

Net interest income	3,010,531	1,683,872
Provision for loan losses	233,000	—

Net interest income after provision for loan losses	2,777,531	1,683,872
Noninterest income
Service charges on deposit accounts	593,131	222,679
Net gains (losses) on sales of securities	30,371	(2,568)
Other	6,871	1,096

	630,373	221,207
Noninterest expense
Salaries and employee benefits	1,978,729	1,549,869
Occupancy and equipment	731,732	512,669
Data processing	446,340	288,657
Professional services	208,118	207,943
Insurance	102,750	55,084
Other	448,721	408,265

	3,916,390	3,022,487

Loss before taxes and minority interest in net loss	(508,486)	(1,117,408)
Income tax expense	—	—

Loss before minority interest in net loss	(508,486)	(1,117,408)
Minority interest in net loss	537	2,884

Net loss	$(507,949)	$(1,114,524)

Basic and diluted loss per share	$(.11)	$(.28)

See accompanying notes to consolidated financial statements.

PANAMERICAN BANCORP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
Years ended December 31, 2002 and 2001

	Common	Class A	Class B	Capital
	Stock	Common Stock	Common Stock	Surplus

Balance at January 1, 2001	$—	$169,542	$10,128	$11,234,570
Comprehensive income:
Net loss
Change in net unrealized gain (loss) on securities available for sale, net of reclassification
Total comprehensive income
Issuance of Common Stock	37,178			2,044,189
Conversion of common stock	179,670	(169,542)	(10,128)
Issue of stock under stock option plans	200			5,367

Balance at December 31, 2001	$217,048	—	—	13,284,126
Comprehensive income:
Net loss
Change in net unrealized gain (loss) on securities available for sale net of reclassification
Total comprehensive income
Issuance of common stock	38,507			2,412,605
Issue of stock under stock option plans	2,367			77,698

Balance at December 31, 2002	$257,922	$—	$—	$15,774,429

[Additional columns below]

[Continued from above table, first column(s) repeated]

		Accumulated
		Other	Total
	Retained	Comprehensive	Shareholders’
	(Deficit)	Income	Equity

Balance at January 1, 2001	$(6,383,302)	$8,893	$5,039,831
Comprehensive income:
Net loss	(1,114,524)		(1,114,524)
Change in net unrealized gain (loss) on securities available for sale, net of reclassification		(4,248)	(4,248)

Total comprehensive income			(1,118,772)
Issuance of Common Stock			2,081,367
Conversion of common stock
Issue of stock under stock option plans			5,567

Balance at December 31, 2001	(7,497,826)	4,645	6,007,993
Comprehensive income:
Net loss	(507,949)		(507,949)
Change in net unrealized gain (loss) on securities available for sale net of reclassification		(1,455)	(1,455)

Total comprehensive income			(509,404)
Issuance of common stock			2,451,112
Issue of stock under stock option plans			80,065

Balance at December 31, 2002	$(8,005,775)	$3,190	$8,029,766

See accompanying notes to consolidated financial statements.

PANAMERICAN BANCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2002 and 2001

	2002	2001

Cash flows from operating activities
Net loss	$(507,949)	$(1,114,524)
Adjustments to reconcile net loss to net cash from operating activities
Minority interest in net loss of subsidiary	(537)	(2,884)
Net accretion on securities	(13,797)	(2,604)
Net gain on sale of securities	(30,371)	2,568
Depreciation and amortization	225,119	103,617
Provision for loan losses	233,000	—
Net change in:
Accrued interest receivable and other assets	589,448	46,699
Other liabilities	(286,371)	54,003

Net cash from operating activities	208,542	(913,125)
Cash flows from investing activities
Net increase in interest-bearing deposits	(96,813)	—
Available-for-sale securities:
Sales	28,113,778	7,751,215
Maturities, prepayments and calls	13,999,253	16,544,691
Purchases	(35,269,733)	(24,006,150)
Held-to-maturity securities:
Maturities, prepayments and calls	15,917	321,274
Purchases	(13,526,803)	—
Purchases of FHLB stock	(64,400)	—
Cash received in bank acquisition	—	3,092,813
Loan originations and payments, net	(15,748,599)	(7,937,838)
Additions to premises and equipment	(559,272)	(152,882)

Net cash from investing activities	(23,136,672)	(4,386,877)
Cash flows from financing activities
Net change in deposits	25,175,619	2,874,626
Net change in repurchase agreements	(2,082,496)	33,200
Proceeds from borrowings on notes payable	—	500,000
Repayments on notes payable	(250,000)	—
Proceeds from exercise of stock options	80,065	—
Purchase (sale) of minority interests in subsidiary	3,624	(20,804)
Proceeds from issuance of stock	2,451,112	1,624,761

Net cash from financing activities	25,377,924	5,011,783

Net change in cash and cash equivalents	2,449,794	(288,219)
Beginning cash and cash equivalents	9,602,401	9,890,620

Ending cash and cash equivalents	$12,052,195	$9,602,401

See accompanying notes.

PANAMERICAN BANCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2002 and 2001

	2002	2001

Supplemental cash flow information:
Interest paid	$1,051,621	$752,998
Supplemental noncash disclosures:
Acquisition of assets and assumptions of liabilities of PanAmerican Bank:
Cash received, net of cash paid		3,092,813
Noncash assets acquired		28,212,303
Liabilities assumed		(30,942,943)
Issuance of common stock		462,173

See accompanying notes.

PANAMERICAN BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include PanAmerican Bancorp and its subsidiary, PanAmerican Bank, which is 99.89% owned by PanAmerican Bancorp, together referred to as “the Corporation”. Intercompany transactions and balances are eliminated in consolidation.

The Corporation provides financial services through its offices in Southeast Florida. Its primary deposit products are checking, savings, and term certificate accounts, and its primary lending products are residential mortgage, commercial, and installment loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Other financial instruments, which potentially represent concentrations of credit risk, include deposit accounts in other financial institutions and federal funds sold.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for loan and deposit transactions.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities such as Federal Reserve Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of unearned interest, deferred loan fees and costs, and an allowance for loan losses.

(Continued)

PANAMERICAN BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 15 to 39 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 7 years.

(Continued)

PANAMERICAN BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill and Identifiable Intangible Assets: Goodwill results from a prior business acquisition and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Upon adopting new accounting guidance on January 1, 2002, the Corporation ceased amortizing goodwill. Net income for 2001 was not adjusted for the accounting change, as there was no amortization for the one day of goodwill arising from the acquisition of the Bank. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

The identifiable intangible asset consists of core deposit intangible assets arising from the bank acquisition. This identified intangible asset was initially measured at fair value and is now being amortized on a straight-line basis over its weighted-average useful life, which is 12 years.

Long-term Assets: Premises and equipment, core deposit and other intangible assets, and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Repurchase Agreements: Substantially all repurchase agreement liabilities represent amounts advanced by various customers. Securities are pledged to cover these liabilities, which are not covered by federal deposit insurance.

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table illustrates the effect on net income and earnings per share for 2002 and 2001 if expense was measured using the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation.

	2002	2001

Net loss as reported	$(507,949)	$(1,114,524)
Deduct: Stock-based compensation expense determined under fair value based method	(15,750)	(14,477)

Pro forma net loss	$(523,699)	$(1,129,000)

Basic and diluted loss per share as reported	$(.11)	$(0.28)
Pro forma basic and diluted loss per share	(.11)	(0.29)

(Continued)

PANAMERICAN BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

	2002	2001

Risk-free interest rate	5.28%	5%
Expected option life	10 years	5 years
Expected stock price volatility	0	0
Dividend yield	0%	0%

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Off Balance Sheet Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and standby letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Earnings Per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options and stock warrants. On April 11, 2003, the shareholders of the Company approved a one-for-five reverse stock split, with a record date of July 15, 2003. All common shares, warrants and stock options have been restated to reflect the reverse stock split.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Newly Issued But Not Yet Effective Accounting Standards: New accounting standards on asset retirement obligations, restructuring activities and exit costs, operating leases, and early extinguishment of debt were issued in 2002. Management determined that when the new accounting standards are adopted in 2003 they will not have a material impact on the Corporation’s financial condition or results of operations.

(Continued)

PANAMERICAN BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $1,200,000 was required to meet regulatory reserve and clearing requirements at year-end 2002 and 2001. These balances do not earn interest.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the bank to the holding Corporation or by the holding Corporation to shareholders. These restrictions preclude the bank and Corporation from paying dividends for the foreseeable future.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

(Continued)

PANAMERICAN BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 2 - SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows:

		Gross	Gross
	Fair	Unrealized	Unrealized
	Value	Gains	Losses

2002
Mortgage-backed	$80,149	$3,190	$—

Total	$80,149	$3,190	$—

2001
U.S. Government and federal agency	$6,705,131	$4,580	$—
Mortgage-backed	131,479	—	—
Other	44,124	79	—

Total	$6,880,734	$4,659	$—

The carrying amount, unrecognized gains and losses, and fair value of securities held to maturity were as follows:

		Gross	Gross
	Carrying	Unrecognized	Unrecognized	Fair
	Amount	Gains	Losses	Value

2002
U.S. Government and federal agency	$12,523,204	$32,753	$—	$12,555,957
Corporate	1,003,600	21,951	—	1,025,551
Mortgage-backed	4,912	114	—	5,026

Total	$13,531,716	$54,818	$—	$13,586,534

2001
Mortgage-backed	$20,830	$376	$—	$21,206

(Continued)

PANAMERICAN BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 2 - SECURITIES (Continued)

Sales of available for sale securities were as follows:

	2002	2001

Proceeds	$28,113,778	$7,751,215
Gross gains	36,726	—
Gross losses	6,355	2,568

The fair value of debt securities and carrying amount, if different, at year-end 2002 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

			Available
	Held-to-Maturity		for Sale
	Carrying	Fair	Fair
	Amount	Value	Value

Due in one year or less	$50,000	$50,000	—
Due from one to five years	11,973,204	12,004,238	—
Due from five to ten years	1,503,600	1,527,270	—
Due after ten years	—
Mortgage-backed	4,912	5,026	$80,149

	$13,531,716	$13,586,534	$80,149

Securities pledged at year-end 2002 and 2001 had a carrying amount of $0 and $5,000,000, and were pledged to secure repurchase agreements. At year-end 2001, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of shareholders’ equity. At year-end 2002, there was debt security of one issuer (General Electric) held in the portfolio totaling $1,003,600, or 12.58% of shareholders equity.

(Continued)

PANAMERICAN BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 3 - LOANS

Loans at year-end were as follows:

	2002	2001

Commercial	$17,411,400	$11,268,541
Real estate:
Residential	8,958,736	7,411,048
Commercial	31,339,661	21,780,234
Consumer	2,914,720	4,599,339
Other	251,366	4,878

	60,875,883	45,064,040
Less: allowance for loan losses	(747,750)	(513,601)
Net deferred loan fees	(91,690)	(29,595)

Loans, net	$60,036,443	$44,520,844

Activity in the allowance for loan losses was as follows.

	2002	2001

Beginning balance	$513,601	$398,992
Provision for loan losses	233,000	—
Acquisition related adjustment	—	200,000
Loans charged-off	(24,283)	(139,999)
Recoveries	25,432	54,608

Ending balance	$747,750	$513,601

Impaired loans were as follows:

	2002	2001

Year-end loans with no allocated allowance for loan losses	$—	$—
Year-end loans with allocated allowance for loan losses	747,147	—

	$747,147	$—

(Continued)

PANAMERICAN BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 3 - LOANS (Continued)

	2002	2001

Amount of the allowance for loan losses allocated	$134,564	$—
Average of impaired loans during the year	$348,966	$222,000
Interest income recognized during impairment	73,817	—
Cash-basis interest income recognized	73,817	—

Nonperforming loans were as follows:

	2002	2001

Loans past due over 90 days still on accrual	$7,123	$—
Nonaccrual loans	27,909	—

Nonperforming loans includes both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

NOTE 4 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows.

	2002	2001

Land	$478,375	$478,375
Buildings and improvements	405,755	292,060
Leasehold improvements	1,288,173	713,606
Furniture, fixtures and equipment	634,577	786,723

	2,806,880	2,270,764
Less: Accumulated depreciation	1,206,968	1,005,005

	$1,599,912	$1,265,759

Depreciation expense was $225,119 and $103,617 for 2002 and 2001.

(Continued)

PANAMERICAN BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 4 - PREMISES AND EQUIPMENT (Continued)

Rent expense was $338,000, and $289,000 for 2002, and 2001. Rent commitments under noncancelable operating leases were as follows, before considering renewal options that generally are present.

2003	$339,808
2004	99,273
2005	110,484
2006	106,327
2007	110,578
Thereafter	581,327

$1,347,797

NOTE 5 - IDENTIFIED INTANGIBLE ASSETS

Acquired Intangible Assets

Identified intangible assets were as follows as of year-end:

	2002		2001

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Core deposit intangibles	$190,278	$9,722	$200,000	$—

Aggregate amortization expense was $9,722, for 2002.

Estimated amortization expense for each of the next five years:

2003	$16,668
2004	16,668
2005	16,668
2006	16,668
2007	16,668

$83,340

(Continued)

PANAMERICAN BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 6 - DEPOSITS

Time deposits of $100,000 or more were $9,728,552 and $8,636,540 at year-end 2002 and 2001.

Scheduled maturities of time deposits for the next five years were as follows.

2003	$15,172,201
2004	2,291,903
2005	915,346
2006	497,977
2007	1,539,537
Thereafter	111,434

$20,528,398

NOTE 7 - SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase are secured by securities with a carrying amount of $5,000,000 at year-end 2001.

Securities sold under agreements to repurchase are financing arrangements that generally mature within two years.

NOTE 8 - NOTES PAYABLE

The Corporation had a note payable of $500,000 at December 31, 2001. The obligation was collateralized by 99% of the common stock of Southern Security Bank and expired May 1, 2002. The line was renewed May 1, 2002, and was collateralized by 99% of the stock of PanAmerican Bank. The interest rate was Wall Street Journal Prime Rate and the minimum interest rate will not be less than 4.75%. Under the loan agreement the Bank must maintain a Tier 1 leverage ratio of 6%.

NOTE 9 - ACQUISITION OF PANAMERICAN BANK

On December 31, 2001, Southern Security Bank acquired substantially all of the assets and assumed substantially all of the liabilities of PanAmerican Bank located in Miami, Florida. As a result of the acquisition, Southern Security Bank became a financial institution with four banking offices located in Miami-Dade, Broward and Palm Beach counties.

(Continued)

PANAMERICAN BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 9 - ACQUISITION OF PANAMERICAN BANK (Continued)

The assets acquired included the name PanAmerican Bank. On January 10, 2002 the Southern Security changed its name to PanAmerican Bank, and on July 30, 2002, the Corporation changed its name to PanAmerican Bancorp.

The aggregate purchase price was $5,275,173, including $4,813,000 of cash and 1,025,000 shares of common stock of Southern Security Bank Corporation valued at $462,173. The value of the common stock issued was determined based on a mutually agreed upon price of Southern Security Bank Corporation’s shares.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition at December 31, 2001:

Cash and due from banks	$6,305,813
Federal funds sold	1,600,000
Securities available for sale	4,006,442
Loans, net	20,899,530
Premises and equipment	942,467
Other assets	510,324
Goodwill	1,953,540

$36,218,116

Noninterest-bearing deposits	$8,668,800
Interest-bearing deposits	19,658,237

28,327,037
Securities sold under agreements to repurchase	2,503,643
Other liabilities	112,263

$30,942,943

Identified core deposit intangibles of $200,000 are included in other assets above and have a weighted-average useful life of approximately 12 years.

Goodwill in the amount of $1,953,540 is expected to be completely deductible for income tax purposes.

(Continued)

PANAMERICAN BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 9 - ACQUISITION OF PANAMERICAN BANK (Continued)

Pro forma results of operations for the years ended December 31, 2001, as though the acquisition of PanAmerican Bank had been completed at the beginning of the year, are as follows:

2001

Interest income	$4,467,899
Interest expense	1,843,662

Net interest income	2,624,237
Noninterest income	360,105
Noninterest expense	4,450,205

Loss before minority interest	(1,465,863)
Minority interest in net loss of subsidiary	2,884

Net loss	$(1,462,979)

Basic and diluted loss per share	(.37)

NOTE 10 - INCOME TAXES

The Corporation recorded no current or deferred benefit for income taxes in 2002 as a result of recording a valuation allowance in an amount equal to its net deferred tax assets.

Effective tax rates for 2002 applied to financial statement loss differ from the federal statutory rate of 34% due to the following.

	2002	2001

Federal statutory rate times financial statements loss	$(172,703)	$(378,938)
Effect of:
State taxes	20,086	(44,070)
Deferred tax valuation allowance	152,617	423,008

	$0	$0

The effective tax rate was 34% for 2001.

(Continued)

PANAMERICAN BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 10 - INCOME TAXES (Continued)

Year-end deferred tax assets and liabilities were due to the following:

	2002	2001

Deferred tax assets:
Net operating loss carryforward	$4,141,155	$4,237,000
Allowance for loan losses	235,928	161,900
Premises and equipment	—	97,600
Other	34,737	—

	4,411,820	4,496,500
Deferred tax liabilities:
Unrealized (gain) loss on securities available for sale	—	(1,800)
Intangibles	(50,101)	—
Accrual to cash	(4,808)	(56,600)
Purchase accounting adjustment for allowance for loan losses	(66,122)	—

Net deferred tax asset	4,290,789	4,438,100
Valuation allowance for deferred tax assets	(4,290,789)	(4,438,100)

Net deferred tax asset after valuation allowance	$0	$0

The Corporation has recorded a valuation allowance on the deferred tax assets to reduce the total to an amount that management believes is more likely than not to be realized. The valuation allowance decreased by $127,000 during the year ended December 31, 2002, and increased $464,500 during the year ended December 31, 2001. Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and carryforwards are expected to be available to reduce taxable income. No income tax benefits have been provided for the years ended December 31, 2002 and 2001, because the results of operations do not provide sufficient evidence that the net operating losses available for carryforward will be utilized in the future.

The Corporation has available federal net operating loss carryforwards approximating the following at December 31, 2002:

(Continued)

PANAMERICAN BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 10 - INCOME TAXES (Continued)

Expiring December 31,

2003	$998,000
2004	501,000
2005	760,000
2006	526,000
2007	935,000
2008	905,000
2009	872,000
2010	898,000
2011	288,000
2012	844,000
2013	308,000
2014	591,000
2015	1,268,000
2016	1,416,000

$11,110,000

As a result of changes in ownership of the Company in excess of 50% in 1993 and 2000, the net operating loss carryforwards expiring in periods prior to 2020 are limited in the amount that may be used in any year. As a result of this limitation, a minimum of $3,100,000 of these net operating loss carryforwards are expected to expire without being used.

NOTE 11 - RELATED PARTY TRANSACTIONS

Loans to principal officers, directors, and their affiliates in 2002 and 2001 were as follows.

	2002	2001

Beginning balance	$347,497	$62,982
New loans	2,827,708	340,617
Repayments	(138,988)	(56,102)

Ending balance	$3,036,217	$347,497

Deposits from principal officers, directors, and their affiliates at year-end 2002 were $2,826,744.

(Continued)

PANAMERICAN BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 12 - STOCK OPTIONS

Options for the purchase of stock in Southern Security Bank

Under the Incentive Stock Option Plan (the “Plan”) adopted by the Bank in 1988, the Bank granted options for the purpose of approximately 540,000 shares of Bank common stock. All directors, officers and employees of the Bank were eligible to receive options to purchase shares of common stock at the fair value of the stock at the date of grant but in no event may the price be less than the par value of such stock. Options granted under the Plan expire no more than 8 years from the date of issue, or upon 90 days after termination of employment. The Plan expired July 1, 2000, and no additional options may be granted under the Plan. No options were granted under the Plan in 2002 or 2001. All remaining outstanding options were forfeited during 2002.

A summary of the activity in the plan is as follows.

	2002		2001

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding at beginning of year	168,500	$1.00	313,090	$1.00
Granted	—		—
Exercised	—		—
Forfeited or expired	(168,500)		(144,590)	1.00

Outstanding at end of year	—		168,500	1.00

Options exercisable at year-end	—		168,500	1.00

Options for the purchase of stock in PanAmerican Bancorp

The Corporation has granted stock options for the purchase of shares of common stock of the Corporation to directors of the Corporation under various compensation agreements and actions of the Board of Directors, representing a majority of the stockholders. All options for the purchase of common stock of the Corporation expire from five to ten years from the date of issue, and are vested over a period of one to five years.

(Continued)

PANAMERICAN BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 12 - STOCK OPTIONS (Continued)

A summary of the options for the purchase of common stock of the Corporation outstanding as of December 31, 2002 and 2001, and changes during the years then ended is presented below.

	2002		2001

		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Outstanding at beginning of year	228,269	$5.90	222,260	$5.90
Granted	15,000	2.35	10,000	3.75
Exercised	(52,338)	1.65	(3,991)	1.40
Forfeited or expired	(57,014)	18.20

Outstanding at end of year	133,917	$1.85	228,269	5.90

Options exercisable at year-end	104,584	$1.70	200,269	6.35

Weighted average fair value of options granted during year		$1.05		$1.45

Options outstanding at year-end 2002 were as follows.

	Outstanding				Exercisable

		Weighted
		Average		Weighted		Weighted
Range of		Remaining		Average		Average
Exercise		Contractual		Exercise		Exercise
Prices	Number	Life		Price	Number	Price

$0.00-$2.50	114,371	3.95	years	$1.30	91,038	$.90
$3.75	10,000	5.22		3.75	4,000	3.75
$6.25	9,546	6.76		6.25	9,546	6.25

Outstanding at year-end	133,917				104,584

(Continued)

PANAMERICAN BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 13 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

The Company initiated a confidential private offering memorandum dated June 15, 2002 for a maximum of 1,000,000 shares. As part of the Offering, the Corporation issued to shareholders one “Class A” stock warrant and one “Class B” stock warrant, resulting in the issuance of 678,400 warrants. The “A” warrants have a five year term exercisable at $4.00 each and the “B” warrants have a three year term exercisable at $3.50 each. In addition, 30,277 warrants exercisable at $1.35 were issued to the underwriter as part of compensation for services provided for the private offering.

The Company initiated a private offering on May 1, 2002, of up to 400,000 Common Shares at a price of $2.35 per share. The offering was made for the purpose of enabling the Corporation to continue to meet capitalization ratios under regulatory guidelines.

The Board of Directors has the authority to issue up to 5,000,000 preferred shares in one or more classes, to fix the number of shares constituting any class and the stated value thereof, and to fix the terms of any such class, including dividend rights, dividend rates, conversion or exchange rights, voting rights, rights and terms of redemption and the liquidation preference of such class. The Certificate of Incorporation, prior to the amendment disclosed in the following paragraph, created Series A Preferred Stock and authorized the issuance of 1,200,000 shares from the total authorized shares. No shares of Series A Preferred Stock were ever issued or outstanding.

Effective November 12, 2001, the shareholders of the Corporation approved an amendment to the Certificate of Incorporation to (1) convert and combine Southern Security’s Class A Voting Common Stock and the Class B Non-Voting Convertible Common Stock into a single class of Common Stock, par value $.01 per share, (2) delete the Series A Preferred Stock as a series of authorized Preferred Stock, and (3) increase the authorized common stock to 20,000,000 common shares.

In December 2001, to meet capital requirements necessary to obtain regulatory approval to consummate the PanAmerican transaction, several of the Corporation directors purchased 97,447 shares of common stock for $229,000 under a private offering. The price of the stock was determined based upon the mutually agreed upon value of the shares in the PanAmerican acquisition.

Banks and bank holding companies are subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

(Continued)

PANAMERICAN BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 13 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (Continued)

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required. As of December 31, 2002 and 2001, the most recent regulatory notifications categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.

Actual and required capital amounts and ratios for the Bank are presented below at year-end.

					To Be Well
					Capitalized Under
			For Capital		Prompt Corrective
	Actual		Adequacy Purposes		Action Provisions

	Amount	Ratio	Amount	Ratio	Amount	Ratio

2002
Total Capital to risk weighted assets	$6,874,946	10.9%	$5,065,725	8.0%	$6,332,155	10.0%
Tier 1 (Core) Capital to risk weighted assets	6,127,196	9.7	2,532,862	4.0	3,799,293	6.0
Tier 1 (Core) Capital to average assets	6,127,196	7.1	3,430,804	4.0	4,208,502	5.0
2001
Total Capital to risk weighted assets	$4,524,052	10.5%	$3,451,440	8.0%	$4,314,300	10.0%
Tier 1 (Core) Capital to risk weighted assets	4,010,451	9.3	1,725,720	4.0	2,588,580	6.0
Tier 1 (Core) Capital to average assets	4,010,451	10.5	1,533,120	4.0	1,916,400	5.0

(Continued)

PANAMERICAN BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 14 – COMMITMENTS AND CONTINGENCIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance-sheet risk was as follows at year-end.

	2002	2001

Commitments to make loans	$7,300,813	$6,648,080
Letters of credit	—	69,800

	$7,300,813	$6,717,880

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 3.5% to 12.0% and maturities ranging from one year to three years.

Employment Agreements: The Corporation has employment agreements with an officer and director of the Corporation. Under terms of the agreement, the Corporation agreed to pay a base salary of $125,000 per year, to grant semiannual options, and to provide certain other benefits and compensation. The employment agreement also included a provision requiring certain payments upon the occurrence of certain events leading to the termination of employment such as a change in control, death, or disability. The agreements expire in 2003 with no automatic renewal.

(Continued)

PANAMERICAN BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amount and estimated fair values of financial instruments were as follows at year-end:

	2002		2001

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial assets
Cash and due from financial institutions	$12,052,195	$12,052,195	$9,602,000	$9,602,000
Certificate of deposit	96,813	96,813	—	—
Securities available for sale	80,149	80,149	6,880,734	6,880,734
Securities held to maturity	13,531,716	13,586,534	20,830	21,206
Loans, net	60,036,443	61,630,243	44,520,844	44,538,664
Federal Home Loan Bank stock	273,000	273,000	208,600	208,600
Accrued interest receivable	244,810	244,810	219,716	219,716
Financial liabilities
Deposits	$(80,085,700)	$(80,428,527)	$(54,910,081)	$(54,833,055)
Repurchase agreements	(1,421,652)	(1,421,652)	(3,554,148)	(3,554,148)
Note payable	(250,000)	(250,000)	(500,000)	(500,000)
Accrued interest	(261,345)	(261,345)	(252,748)	(252,748)

The methods and assumptions used to estimate fair value are described as follows.

Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of loans held for sale is based on market quotes. Fair value of debt is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements. The fair value of interest rate swaps is based on market prices or dealer quotes.

(Continued)

PANAMERICAN BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 16 - PARENT CORPORATION ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of PanAmerican Bancorp follows.

CONDENSED BALANCE SHEETS
December 31,

	2002	2001

ASSETS
Cash and cash equivalents	$275,947	$500,069
Investment in subsidiary	8,049,459	6,047,514
Other assets	451	7,037

Total assets	$8,325,857	$6,554,620

LIABILITIES AND SHAREHOLDERS’ EQUITY
Notes payable	$250,000	$500,000
Other liabilities	46,091	46,627
Shareholders’ equity	8,029,766	6,007,993

Total liabilities and shareholders’ equity	$8,325,857	$6,554,620

CONDENSED STATEMENTS OF INCOME
Years ended December 31,

	2002	2001

Interest expense	$16,097	—
Salaries and benefits	105,931	$192,568
Other expense	120,396	163,665
Equity in undistributed subsidiary loss	(265,525)	(758,291)

Net loss	$(507,949)	$(1,114,524)

(Continued)

PANAMERICAN BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 16 - PARENT CORPORATION ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31,

	2002	2001

Cash flows from operating activities
Net loss	$(507,949)	$(1,114,524)
Adjustments:
Equity in undistributed subsidiary income	265,525	758,291
Change in other assets and other liabilities	36,595	(123,577)

Net cash from operating activities	(205,829)	(479,810)
Cash flows from investing activities
Investments in subsidiary	(2,249,470)	(1,684,000)

Net cash from investing activities	(2,249,470)	(1,684,000)
Cash flows from financing activities
Proceeds of borrowings	—	500,000
Repayments of borrowings	(250,000)	—
Exercise of stock options	80,065	—
Proceeds from stock issue	2,401,112	1,624,671

Net cash from financing activities	2,231,177	2,124,761

Net change in cash and cash equivalents	(224,122)	(39,049)
Beginning cash and cash equivalents	500,069	539,118

Ending cash and cash equivalents	$275,947	$500,069

NOTE 17 –EARNINGS (LOSS) PER SHARE

The factors used in the earnings (loss) per share computation follow.

	2002	2001

Basic and diluted
Net loss	$(507,949)	$(1,114,524)

Weighted average common shares outstanding	4,725,106	3,923,020

Basic and diluted earnings (loss) per common share	$(.11)	$(.28)

(Continued)

PANAMERICAN BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 17 - EARNINGS (LOSS) PER SHARE (Continued)

Stock options and stock warrants for 133,917 and 708,658 were not considered in computing diluted earnings per common share for 2002, and stock options for 228,269 shares of common stock were not considered in computing diluted earnings per common share for 2001, because they were antidilutive.

NOTE 18 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows.

	2002	2001

Unrealized holding gains and losses on available-for-sale securities	$(31,828)	$(6,838)
Less reclassification adjustments for gains and losses later recognized in income	(30,371)	(2,568)

Net unrealized gains and losses	(1,457)	(4,270)
Tax effect	—	—

Other comprehensive loss before minority interest	(1,457)	(4,270)
Minority interest in other comprehensive loss of subsidiary	2	22

Other comprehensive income (loss)	$(1,455)	$(4,248)

NOTE 19 - QUARTERLY FINANCIAL DATA (UNAUDITED)

				Earnings (Loss) per Share
	Interest	Net Interest	Net
	Income	Income	Income (Loss)	Basic	Fully Diluted

2002
First quarter	$964,011	$685,111	$(545,211)	$(.13)	$(.13)
Second quarter	1,003,818	818,632	(114,212)	(.02)	(.02)
Third quarter	1,017,562	761,972	63,499	.01	.01
Fourth quarter	1,023,545	744,816	87,975	.02	.02
2001
First quarter	$587,950	$393,884	$(178,278)	$(.05)	$(.05)
Second quarter	614,572	431,255	(234,699)	(.06)	(.06)
Third quarter	608,638	440,960	(337,600)	(.09)	(.09)
Fourth quarter	563,125	417,773	(363,947)	(.09)	(.09)

(Continued)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Directors, Officers and controlling persons of PanAmerican Bancorp pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against us by such Director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     We estimate that the approximate expenses in connection with this Registration Statement will be as follows:

SEC Registration fee	$485
NASD Fee	$1,040
NASDAQ Small Cap Registration Fee	$40,000
Legal fees and expenses	$25,000
Accounting fees and expenses	$15,000
Underwriter’s expenses	$105,000
Miscellaneous (printing, transfer agent fees)	$10,000
Total	$196,525

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

     The Board of Directors had previously authorized 100 million shares of its common stock. As of December 31, 2002, 25,792,210 million shares have been issued and are outstanding and are held by approximately 552 shareholders. On June 17, 2003, the Board ratified a reverse 1:5 split and authorized the reduction of the authorized common stock shares to 20 million. Effective July 15, 2003, NASDAQ implemented the reverse 1:5 split for trading on the OTCBB.

     There are no other classes of shares outstanding other than common stock.

     All transactions before July 15, 2003 reflect the shares before the 1:5 reverse split.

     Commencing on August 6, 1999, the Holding Company offered what was then known as Class A common stock at a price of 35 cents per share under a private offering. The Holding Company received $2,667,268 from the private offering net of selling costs and issued 7,620,767 shares. The offering was exempt from registration under Regulation D, Section 506 of the Securities Act of 1933.

     On June 30, 2000, the Holding Company conducted another private offering of 200 units at $49,500 per unit which each unit included 60,000 shares of Class A Voting common stock and 18,000 shares of Class B non-voting stock. That Offering raised $3,282,955 net of selling costs. Each unit sold under the offering included Class A common shares at $0.75 per share and Class B common shares at $0.25 per share. The offering was exempt under Regulation D, Section 506 of the Securities Act of 1933.

     In November, 2001, the shareholders of the Holding Company authorized the amendment of its Certificate of Incorporation to convert and combine the Class A and Class B shares into one class of common stock.

     In December, 2001, to meet capital requirements necessary to obtain regulatory approval to consummate the PanAmerican acquisition, several of the Directors of the Holding Company purchased 487,235 shares of common stock for $229,000 under a private offering. The price of the stock at 47 cents per share was based upon the value of the shares in the PanAmerican transaction. The offering was exempt under Regulation D, Section 506 of the Securities Act of 1933.

     The Holding Company also issued 1,025,000 shares of common stock valued at $462,173 under a mutually agreed upon price of approximately $2.21 in connection with its acquisition of PanAmerican Bank’s assets and liabilities. The offering was exempt under Regulation D, Section 506 of the Securities Act of 1933.

     During May, 2002, three Directors exercised 261,691 non qualified options from the corporation for a total of $80,200 in additional capital. Additionally, after the close of the 1st Quarter, five Directors purchased 1,879,681 common shares from the Corporation at a price of $.47 cents per share. Thus, a total of $931,567 in additional capital has been received by the Corporation. The Offering was a private offering under Rule 506 of the Regulation D of the Securities Act of 1933 and none of the shares have been registered. The purpose of the offering was to maintain the Bank’s status as a “well” capitalized institution as defined by relevant regulatory guidelines.

     The Holding Company initiated a confidential private offering memorandum dated August 30, 2002, pursuant to SEC Rule 506 of Regulation D of the Securities Act of 1933. The offering was for a maximum of 5 million units on a best efforts basis. Each unit was offered at a price of $1.00 and consisted of one share of common stock at $0.65, one “A” warrant at $0.20 and one “B” warrant at $0.15. The “A” warrants have a 5 year term exercisable at $0.80 each and the “B” warrants have a three year term exercisable at $0.70 each. The minimum purchase was 25,000 units. Through March 31, 2003, the offering has resulted in total subscriptions of 3,713,123 units and a net amount of approximately $3,340,000 and the offering is closed.

     On January 8, 2003, the Holding Company initiated a confidential private offering memorandum pursuant to SEC Rule 506 of Regulation D of the Securities Act of 1933. The offering was for a maximum of 5 million units on a best efforts basis. Each unit was offered at a price of $1.00 and consisted of one share of common stock at $0.65 and one “C” warrant at $0.35. The “C” warrant has a 4 year term and is exercisable for 2.3 shares of common stock at $0.75 per share. The minimum purchase was for 250,000 units with payments to be made at a minimum of $50,000 per month. The offering resulted in total subscriptions of 900,000 units and a net amount of approximately $800,000, as of March 31, 2003 when the offering was closed.

ITEM 27. EXHIBITS

     The following exhibits listed are incorporated into the Prospectus by reference.

1.0	Underwriting Agreement

2.0	Asset Purchase Agreement between PanAmerican Bank and Southern Security Bank Corporation and Southern Security Bank dated May 15, 2001

2.1	Articles of Merger and Plan of Reorganization by and between Southern Security Bank Corporation and Southern Security Financial Corporation dated October 7, 1996

2.2	Certificate of Merger of Southern Security Bank Corporation into Southern Security Financial Corporation dated November 10, 1997

3.0	Amended Certificate of Incorporation of PanAmerican Bancorp, as filed with the Secretary of State of Delaware on June 16, 2003.

3.1	Amended Certificate of Incorporation of Southern Security Bank Corporation, as filed with the Secretary of State of Delaware on November 15, 2001.

3.2	Certificate of Amendment of Certificate of Incorporation of Southern Security Bank Corporation, as filed with the Secretary of State of Delaware on January 24, 2000.

3.3	Certificate of Amendment of Certificate of Incorporation of Southern Security Financial Corporation, as filed with the Secretary of State of Delaware on April 16, 1997.

3.4	Certificate of Amendment of Certificate of Incorporation of Southern Security Financial Corporation, as filed with the Secretary of State of Delaware on November 13, 1997.

3.5	Certificate of Incorporation of Southern Security Bank Corporation, as filed with the Secretary of State of Delaware on October 4, 1996.

4.0	Form of Warrant Certificate, Class A

4.1	Form of Warrant Certificate, Class B

4.2	Form of Warrant Certificate, Class C

4.3	Form of Common Stock Certificate

4.4	Form of Underwriter’s Warrant and Warrant Agreement

5.0	Opinion of Greenberg Traurig, P.A.

10.0	Participation and Escrow Agreements for May, 2003 Offering

10.1	Employment Agreement with Hugo Castro

10.2	Employment Agreement with Philip Modder

10.3	Lease for 3475 Sheridan Street, Hollywood, Florida

10.4	Lease for 1200 N. Federal Highway, Boca Raton, Florida

13.0	2002 Annual Report to Stockholders, Form 10-KSB, with consents of McGladrey & Pullen, LLC and Crowe Chizek & Company LLC

13.1	Form 10-QSB for Holding Company and the Bank dated March 31, 2003

13.2	Form 10-QSB for Holding Company and the Bank dated June 30, 2003

16.0	Form 8-K/A Dated March 6, 2003 with Letter of McGladrey & Pullen, LLP

23.0	Consent of Crowe Chizek & Company LLC

23.1	Consent of McGladrey & Pullen, LLP

23.2	Consent of Greenberg Traurig, P.A.

24.0	A power of attorney appears as part of the signature page below

ITEM 28. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to:

     (1)  For determining any liability under the Securities Act, treat the information omitted from this form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act of 1933 as part of this registration statement as of the time the Securities and Exchange Commission declared it effective.

     (2)  For determining any liability under the Securities Act of 1933, treat each post-effective amendment that contains a form of Prospectus as a new registration statement for the securities offered in this registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

     The undersigned Registrant hereby undertakes with respect to the securities being offered and sold in the offering:

     (1)  To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:

(A) Include any Prospectus required by Section 10(a)(3) of the Securities Act;

(B) Reflect in the Prospectus any facts or events which, individually or together, represent a fundamental change in the information in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of Prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(C) Include any additional or changed material information on the plan of distribution.

     (2)  For determining liability under the Securities Act of 1933, treat each post- effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3)  File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act of 1933 may be permitted to Directors, Officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a Director, officer or controlling person relating to the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the State of Florida on September 30, 2003.

PanAmerican Bancorp
(Registrant)

By: /s/ Michael Golden
Michael Golden President and Chief Executive Officer

     Each person whose signature appears below appoints Michael Golden as his or her attorney-in-fact, with full power of substitution and re-substitution, to sign any and all amendments (including post-effective amendments) to this Registration Statement on Form SB-2 of PanAmerican Bancorp and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all the said attorney-in-fact and agent or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

     In accordance with the requirements of the Securities Act, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

SIGNATURE	TITLE	DATE

/s/ James F. Partridge James F. Partridge	Chairman of the Board	September 30, 2003

/s/ Michael E. Golden Michael E. Golden	President, Chief Executive Officer	September 30, 2003

/s/ Philip C. Modder Philip C. Modder	Chief Financial Officer, Treasurer and Secretary	September 30, 2003

/s/ Leonard F. Marinello Leonard F. Marinello	Director	September 30, 2003

/s/ Dr. Nelson Famadas Dr. Nelson Famadas	Director and Vice Chairman	September 30, 2003

/s/ Hugo Castro Hugo Castro	Director	September 30, 2003

/s/ Sam Caliendo Sam Caliendo	Director	September 30, 2003

/s/ Susan Jaramillo Susan Jaramillo	Director	September 30, 2003

/s/ Stephen L. Perrone Stephen L. Perrone	Director	September 30, 2003

/s/ Joseph Rey Joseph Rey	Director	September 30, 2003

/s/ Dr. Eugene Strasser Dr. Eugene Strasser	Director	September 30, 2003

/s/ Alberto Valle Alberto Valle	Director	September 30, 2003

     In accordance with the requirements of the Securities Act, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

SIGNATURE	TITLE	DATE

/s/ James F. Partridge	Chairman of the Board	September 30, 2003

/s/ Michael E. Golden	President, Chief Executive Officer	September 30, 2003

/s/ Philip C. Modder	Chief Financial Officer, Treasurer and Secretary	September 30, 2003

/s/ Leonard F. Marinello	Director	September 30, 2003

/s/ Dr. Nelson Famadas	Director and Vice Chairman	September 30, 2003

/s/ Hugo Castro	Director	September 30, 2003

/s/ Sam Caliendo	Director	September 30, 2003

/s/ Susan Jaramillo	Director	September 30, 2003

/s/ Stephen L. Perrone	Director	September 30, 2003

/s/ Joseph Rey	Director	September 30, 2003

/s/ Dr. Eugene Strasser	Director	September 30, 2003

/s/ Alberto Valle	Director	September 30, 2003